

For Immediate Release
TSX, NYSE MKT: BXE

BELLATRIX EXPLORATION LTD. ANNOUNCES THIRD QUARTER 2013 FINANCIAL RESULTS

CALGARY, ALBERTA (November 7, 2013) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE MKT: BXE) announces its financial and operating results for the three and nine months ended September 30, 2013.

Forward-Looking Statements
This press release, including the report to shareholders, contains forward-looking statements. Please refer to our cautionary language on forward-looking statements and the other matters set forth at the beginning of the management's discussion and analysis (the "MD&A") attached to this press release.

HIGHLIGHTS

	Three months ended September 30,		Nine months ended September 30,	
	2013	**2012**	**2013**	**2012**
FINANCIAL (unaudited)				
(CDN$000s except share and per share amounts)				
Revenue (before royalties and risk management [(1)])	68,329	48,126	208,436	157,031
Funds flow from operations [(2)]	30,002	26,613	104,110	81,173
Per basic share [(5)]	$0.28	$0.25	$0.96	$0.76
Per diluted share [(5)]	$0.25	$0.23	$0.89	$0.70
Cash flow from operating activities	25,069	24,807	90,207	77,321
Per basic share [(5)]	$0.23	$0.23	$0.84	$0.72
Per diluted share [(5)]	$0.21	$0.22	$0.77	$0.67
Net profit (loss)	29,453	(615)	49,480	18,520
Per basic share [(5)]	$0.27	($0.01)	$0.46	$0.17
Per diluted share [(5)]	$0.25	($0.01)	$0.43	$0.17
Exploration and development	42,146	39,818	179,778	132,104
Corporate	4,306	22	4,988	166
Property acquisitions	3,000	-	2,994	30
Capital expenditures – cash	49,452	39,840	187,760	132,300
Property dispositions – cash	(54,242)	(4,325)	(54,236)	(6,670)
Non-cash items	845	(1,756)	324	(1,612)
Total capital expenditures – net	(3,945)	33,759	133,848	124,018
Long-term debt	139,295	104,642	139,295	104,642
Convertible debentures [(3)]	47,335	50,269	47,335	50,269
Adjusted working capital (excess) deficiency [(3)]	31,577	11,308	31,577	11,308
Total net debt [(3)]	218,207	166,219	218,207	166,219
Total assets	789,827	627,835	789,827	627,835
Total shareholders' equity	439,570	370,235	439,570	370,235

OPERATING		Three months ended September 30,		Nine months ended September 30,	
		2013	**2012**	**2013**	**2012**
Average daily sales volumes					
Crude oil, condensate and NGLs	(bbls/d)	6,188	5,204	6,126	5,713
Natural gas	(mcf/d)	93,982	61,796	89,891	61,654
Total oil equivalent	(boe/d)	21,852	15,503	21,108	15,989
Average prices					
Light crude oil and condensate	($/bbl)	102.71	84.98	96.33	87.74
NGLs (excluding condensate)	($/bbl)	48.65	28.62	42.76	38.90
Heavy oil	($/bbl)	86.25	63.95	69.81	69.17
Crude oil, condensate and NGLs	($/bbl)	78.27	70.37	74.60	74.96
Crude oil, condensate and NGLs (including risk management [1])	($/bbl)	69.86	70.72	72.11	72.83
Natural gas	($/mcf)	2.68	2.45	3.34	2.26
Natural gas (including risk management [1])	($/mcf)	2.90	3.38	3.62	2.96
Total oil equivalent	($/boe)	33.68	33.38	35.85	35.51
Total oil equivalent (including risk management [1])	($/boe)	32.27	37.22	36.35	37.44
Statistics					
Operating netback [4]	($/boe)	19.85	18.29	20.64	19.85
Operating netback [4] (including risk management [1])	($/boe)	18.43	22.13	21.13	21.78
Transportation	($/boe)	0.81	0.90	0.82	0.86
Production expenses	($/boe)	8.98	7.96	8.76	8.66
General & administrative	($/boe)	2.26	2.38	1.85	2.26
Royalties as a % of sales after transportation		12%	19%	16%	18%
COMMON SHARES					
Common shares outstanding		109,524,598	107,606,884	109,524,598	107,606,884
Share options outstanding		9,211,229	9,499,007	9,211,229	9,499,007
Shares issuable on conversion of convertible debentures [6]		8,924,824	9,821,429	8,924,824	9,821,429
Fully diluted common shares outstanding		127,660,651	126,927,320	127,660,651	126,927,320
Diluted weighted average shares – net profit [5]		121,156,386	107,527,718	120,230,351	109,111,492
Diluted weighted average shares – funds flow from operations and cash flow from operating activities [2] [5]		121,156,386	117,927,891	120,230,351	118,932,921
SHARE TRADING STATISTICS					
TSX and Other [7]					
(CDN$, except volumes) based on intra-day trading					
High		8.02	4.26	8.02	5.67
Low		6.32	2.95	4.03	2.45
Close		7.84	3.99	7.84	3.99
Average daily volume		972,170	533,567	887,172	723,105
NYSE MKT [8]					
(US$, except volumes) based on intra-day trading					
High		7.77	4.36	6.60	4.36
Low		6.00	3.75	4.10	3.75
Close		7.61	4.07	7.61	4.07
Average daily volume		90,869	23,601	75,288	23,601

[1] *The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts.*

The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

[2] *The highlights section contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to the additional GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.*

[3] *Net debt and total net debt are considered additional GAAP measures. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligations and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt also excludes the liability component of convertible debentures. A reconciliation between total liabilities under GAAP and total net debt and net debt as calculated by the Company is found in the MD&A.*

[4] *Operating netbacks is considered a non-GAAP term. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from revenues before other income.*

[5] *Basic weighted average shares for the three and nine months ended September 30, 2013 were 108,252,748 (2012: 107,527,718), and 108,019,795 (2012: 107,479,907), respectively.*

In computing weighted average diluted earnings per share for the three and nine months ended September 30, 2013, a total of 3,978,815 and 3,285,731 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 8,924,824 and 8,924,824 common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 121,156,387 and 120,230,350, respectively. As a consequence, a total of $0.8 million and $2.4 million for interest and accretion expense (net of income tax effect) was added to the numerator for the three and nine month calculations, respectively.

In computing weighted average diluted earnings per share for the three and nine months ended September 30, 2012, a total of nil and 1,631,585 common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 9,821,429 and 9,821,429 common shares issuable on conversion of convertible debentures were excluded from the denominator as they were not dilutive, resulting in diluted weighted average common shares of 107,527,718 and 109,111,492, respectively.

In computing weighted average diluted cash flow from operating activities and funds flow from operations per share for the three and nine months ended September 30, 2013, a total of 3,978,815 (2012: 578,774) and 3,285,731 (2012: 1,631,585) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company's outstanding share options and a total of 8,924,824 (2012: 9,821,429) and 8,924,824 (2012: 9,821,429) common shares issuable on conversion of convertible debentures were also added to the denominator as they were dilutive, resulting in diluted weighted average common shares of 121,156,387 (2012: 117,927,891) and 120,230,350 (2012: 118,932,921), respectively. As a consequence, a total of $0.8 million (2012: $0.8 million) and $2.4 million (2012: $2.3 million) for interest and accretion expense (net of income tax effect) was added to the numerator for the three and nine month calculations, respectively.

[6] *Shares issuable on conversion of convertible debentures are calculated by dividing the remaining $49,979 million principal amount of the convertible debentures by the conversion price of $5.60 per share. During the third quarter of 2013, the Company announced a notice of redemption of its then outstanding $55.0 million 4.75% convertible debentures, with a redemption date of October 21, 2013. During September 2013, $5.021 million principal amount of convertible debentures were converted into an aggregate of 895,605 common shares of the Company. Subsequent to September 30, 2013, the $49.979 million principal amount of remaining convertible debentures were converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company.*

[7] *TSX and Other includes the trading statistics for the Toronto Stock Exchange and other Canadian trading markets.*

[8] *The Company's common shares commenced trading on the NYSE MKT on September 24, 2012.*

REPORT TO SHAREHOLDERS

Bellatrix posted record earnings of $29.5 million ($0.27 per basic share) with revenues of $68.3 million and funds flow from operations of $30 million ($0.28 per basic share) in the third quarter of 2013. As was the case in 2012, the third quarter of 2013 was also meaningfully affected by both the protracted spring breakup wet weather conditions in West Central Alberta and weakness in gas pricing created by a short term widening of the TransCanada pipeline tariffs. Natural gas pricing had a significantly negative impact on revenues and cash flow which the Company was able to partially counterbalance with commodity hedges. As it concerns the weather, the Company was forced to acquiesce to the unpredictable wet weather conditions which resulted in considerable delays in the third quarter drilling program. As a result, third quarter 2013 sales volumes were relatively flat with the second quarter averaging 21,852 boe/d (weighted 28% to oil, condensate and NGLs and 72% to natural gas).

During the third quarter of 2013 and subsequent thereto, the Company has announced several significant transactions which we believe will grow shareholder value.

Acquisition of Angle Energy Inc.

On October 15, 2013, the Company announced that it has entered into an agreement (the "Arrangement Agreement") with Angle Energy Inc. ("Angle") providing for the acquisition by Bellatrix of all the issued and outstanding Angle common shares pursuant to a plan of arrangement (the "Transaction") under the *Business Corporations Act* (Alberta) (the "Arrangement").

Under the terms of the Transaction, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix common share (a "Bellatrix Share"), subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. The aggregate Transaction value is approximately $576 million based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million (after taking into account $16.0 million of Transaction costs and costs related to termination of outstanding Angle options and vested restricted share units ("RSUs"), severance costs and premium that may be paid on the Angle Debentures).

Assuming that no Angle options (of which as of October 18, 2013, 1,857,612 are in-the-money based on the cash offer of $3.85) are exercised for Angle Shares and 902,179 restricted share units are exercised for Angle Shares, Bellatrix will issue an aggregate 30,226,413 Bellatrix Shares pursuant to the Arrangement.

Pursuant to the Arrangement, if approved by holders of the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), holders of the Angle Debentures will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

A joint management information circular and proxy statement outlining the details of the Arrangement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held on December 10, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

Bought Deal Financing

On November 5, 2013, Bellatrix closed a bought deal financing of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175.0 million through a syndicate of underwriters (the "Offering"). Bellatrix has granted to the underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time until 30 days following the closing of the Offering, to purchase up to an additional 3,281,250 Bellatrix Shares at a price of $8.00 per Bellatrix Share for additional gross proceeds of up to $26.25 million on the same terms and conditions of the Offering.

Proceeds of the Offering were initially to be used to temporarily repay a portion of the indebtedness of Bellatrix under its credit facilities and are now available to be redrawn to fund the cash portion of the purchase price for the acquisition of the Angle Shares and the acquisition of the Angle Debentures pursuant to the Transaction, and a portion of Bellatrix's obligations under the Troika Joint Venture.

After the Angle Acquisition and after giving effect to the Offering (prior to exercise of the Over-Allotment Option) and the issuance of Bellatrix Shares upon the redemption or conversion of Bellatrix's 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 to fully satisfy the principal amount and interest on such debentures, Bellatrix will have 170,534,257 Bellatrix Shares outstanding.

Troika Joint Venture

On October 15, 2013, the Company announced it has entered into a $240 million joint venture partnership (the "Troika Joint Venture") with TCA Energy Ltd. ("TCA"). TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Pursuant to the agreement forming the Troika Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing.

Certain conditions precedent to closing, including Korean governmental regulatory approvals, are expected to be satisfied or waived to enable closing to occur on or before November 15, 2013.

Grafton Joint Venture

On September 10, 2013, the Company announced that Grafton Energy Co I Ltd. ("Grafton"), has elected to exercise an option to increase its committed capital investment by an additional $100 million on the same terms and conditions as the previously announced Joint Venture on June 27, 2013 (the "Grafton Joint Venture") to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is in Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement, Grafton will contribute 82%, or $200 million, to the $244 million Grafton Joint Venture to participate in an expected 58 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Grafton Joint Venture working interest. Grafton also has an additional one-time option within 12 months of the effective date to increase its exposure by an additional $50 million on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

Baptiste Asset Sale and Joint Venture

On September 3, 2013 the Company announced the closing of the previously announced asset sale (the "Asset Sale") and joint venture (the "Daewoo and Devonian Joint Venture") with two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian"). Under the terms of the associated agreements, Bellatrix sold, effective July 1, 2013, to Daewoo and Devonian an aggregate 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "Sold Assets") for gross consideration of $52.5 million, subject to closing adjustments. The Sold Assets were producing approximately 268 boe/d (67% gas and 33% oil and liquids) net to the Sold Assets and included 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Daewoo and Devonian Joint Venture which was effective as of July 1, 2013 encompasses a multiyear commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Daewoo and Devonian Joint Venture of approximately $200 million.

Redemption of Convertible Debenture

During Q3 2013, the Company announced a notice of redemption of its then outstanding $55.0 million 4.75% convertible debentures, with a redemption date of October 21, 2013. During September 2013, $5.021 million principal amount of convertible debentures were converted into an aggregate of 895,605 common shares of the Company. Subsequent to September 30, 2013, the $49.979 million principal amount of remaining convertible debentures were converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company.

Operational highlights for the three and nine months ended September 30, 2013 include:

- During the first nine months of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 45 gross (30.66 net) wells, resulting in 33 gross (24.98 net) Cardium oil wells, and 12 gross (5.68 net) Notikewin/Falher liquids-rich gas wells. During the third quarter of 2013, Bellatrix drilled or participated in 10 gross (5.01 net) Cardium oil wells and 9 gross (3.58 net) Notikewin/Falher liquids-rich gas wells for a total of 19 gross (8.59 net) wells.

- Sales volumes in Q3 2013 averaged 21,852 boe/d (weighted 28% to oil, condensate and NGLs and 72% to natural gas). This represents a 41% increase from sales volumes of 15,503 boe/d realized in the third quarter of 2012, and a 1% decrease from second quarter 2013 average sales volumes of 22,102 boe/d.

- During the third quarter Bellatrix drilled its second 2 mile horizontal well in the Spirit River interval, in the Alder Flats area of West Central Alberta. Field estimates of production during the first 25 days averaged 15.9 mmcf/d of natural gas with 571 bbl/d of natural gas liquids.

- As at September 30, 2013, Bellatrix had approximately 202,536 net undeveloped acres of land in Alberta, British Columbia and Saskatchewan.

- In early July, the Company commissioned a 3,400 HP compressor expansion at Bellatrix's 2-10-45-11W5M compressor station. During the third quarter the Company initiated construction of a new 7,000 HP Compressor Station at 13-5-45-9W5M to feedstock local third party operated Gas Processing Plants. system startup is scheduled for early December 2013. Bellatrix has placed orders for 14 new compressors totaling 23,520 HP to facilitate delivery of our forecasted gas production with deliveries anticipated in Q4 2013 and Q1 2014. Additionally, the Company installed approximately 2,500 m of 6" and 8" gathering lines.

Financial highlights for the three and nine months ended September 30, 2013 include:

- The net profit for Q3 2013 was $29.5 million after unrealized gains (losses) on commodity contracts, gains (losses) on property dispositions and swaps, and the gain on settlement of convertible debentures, net of associated deferred tax impacts, compared to a net loss of $0.6 million in Q3 2012. The net profit for the first nine months of 2013 was $49.5 million after unrealized gains (losses) on commodity contracts, gains (losses) on property dispositions and swaps, and the gain on settlement of convertible debentures, net of associated deferred tax impacts, compared to $18.5 million in the 2012 period.

- Q3 2013 revenue before royalties and risk management contracts was $68.3 million, 42% higher than the $48.1 million recorded in Q3 2012. The increase in revenues between the periods was primarily due to increased natural gas and NGL sales volumes, and higher realized prices for all commodities between the periods, partially offset by reduced crude oil and condensate sales volumes experienced in the third quarter of 2013. Revenue for the first nine months of 2013 was $208.4 million, up 33% from $157.0 million in the same period in 2012.

- Funds flow from operations for Q3 2013 was $30.0 million ($0.28 per basic share), down 18% from $36.6 million in Q2 2013, and up 13% from $26.6 million ($0.25 per basic share) in Q3 2012. The decrease in funds flow from operations between the second and third quarters of 2013 was due primarily to reduced natural gas prices impacting revenues and netbacks, a higher net realized loss on commodity contracts, increased general and administrative expenses, and increased transportation costs for natural gas, partially offset by the impact of higher crude oil and NGL commodity prices. The increase in funds flow from operations between the three months ended September 30, 2013 and the same period in 2012 was principally due higher overall funds from operating netbacks, partially offset by a net loss on realized commodity contracts in the 2013 three month period compared a gain realized in the same period in 2012, higher general and administrative expenses, and increased financing expenses. Funds flow from operations for the first nine months of 2013 was $104.1 million ($0.96 per basic share), up 28% from $81.2 million ($0.76 per basic share) in the same period in 2012.

- Crude oil, condensate and NGLs produced 66% and 60% of petroleum and natural gas sales revenue for the three and nine month periods ended September 30, 2013, respectively.

- Production expenses for Q3 2013 were $8.98/boe ($18.1 million), compared to $7.96/boe ($11.4 million) for Q3 2012 and $8.64/boe ($17.4 million) for Q2 2013. The quarter over quarter increases in production expenses per boe were primarily due to additional fuel and power costs for compression, increases in gathering and processing fees in certain areas as well as increased property taxes due to new infrastructure. Production expenses for the nine months ended September 30, 2013 were $8.76/boe ($50.5 million), compared to $8.66/boe ($37.9 million) for the same period in 2012.

- Operating netbacks after including risk management for the nine months ended September 30, 2013 were $21.13/boe, down from $21.78/boe in the same period in 2012. Operating netbacks before risk management for the nine months ended September 30, 2013 were $20.64/boe, compared with $19.85/boe in the same period in 2012. The netback remained consistent between the periods as a result of higher commodity prices and reduced royalties and transportation expenses, which were partially offset by increased production expenses.

- Operating netbacks after including risk management for Q3 2013 were $18.43/boe, down from $22.13/boe in Q3 2012. Operating netbacks before risk management for Q3 2013 were $19.85/boe, up from $18.29/boe in Q3 2012. The reduced netback including risk management was primarily the result of lower natural gas prices, higher production expenses and slightly increased royalty expenses, offset partially by higher liquids prices and lower transportation expenses.

- Bellatrix spent $49.5 million and $187.8 million on capital projects during the three and nine months ended September 30, 2013, compared to $39.8 million and $132.3 million during the same periods in 2012, respectively.

- G&A expenses for Q3 2013 decreased on a per boe basis to $2.26/boe ($4.6 million), compared to $2.38/boe ($3.4 million) for Q3 2012. G&A expenses for the nine months ended September 30, 2013 were $1.85/boe ($10.6 million), compared to $2.26/boe ($9.9 million) in the same period in 2012.

- As at September 30, 2013, Bellatrix had $115.7 million undrawn on its total $255 million credit facility.

- Total net debt as of September 30, 2013 was $218.2 million, including the liability component of convertible debentures.

COMMODITY PRICE RISK MANAGEMENT

As of November 6, 2013, the Company has entered into the following commodity price risk management arrangements:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 94.50 CDN	$ 94.50 CDN	WTI
Crude oil fixed	July 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 96.87 CDN	$ 96.87 CDN	WTI
Crude oil fixed	August 1, 2013 to Dec. 31, 2013	1,000 bbl/d	$ 106.02 CDN	$ 106.02 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$ 3.095 CDN	$ 3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO

CORPORATE EVENTS

On October 3, 2013, Raymond Smith, President and CEO, rang the closing bell at the New York Stock Exchange, which marked the first year anniversary of Bellatrix's listing on the NYSE MKT exchange.

On September 3, 2013, Bellatrix completed the move to its new corporate offices located at Suite 1920, 800 - 5th Avenue SW, Calgary, Alberta, T2P 3T6.

OUTLOOK

To date, 2013 has been an extraordinary year earmarked by significant production growth, announcing three separate joint ventures designed to accelerate our program on a promoted basis, an equity financing and a potential impactful corporate acquisition expected to close (subject to obtaining shareholder approval) prior to mid-December. These strategic transactions strengthen the Company by accelerating our ability to provide shareholder value accretion.

For the remainder of 2013 and all of 2014, Bellatrix will continue to be active in drilling with 10 rigs operating in its two core resource plays, the Cardium oil and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology. Assuming closing of the Angle acquisition in December 2013, an initial net capital budget of $370 million has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 44,000 boe/d to 45,000 boe/d and an exit rate of approximately 47,000 boe/d to 48,000 boe/d.

Raymond G. Smith, P. Eng.
President and CEO
November 6, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 6, 2013 – The following Management's Discussion and Analysis of financial results ("MD&A") as provided by the management of Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine months ended September 30, 2013, and the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011, and the related Management's Discussion and Analysis of financial results as disclosure which is unchanged from such Management's Discussion and Analysis may not be repeated herein. This commentary is based on information available to, and is dated as of, November 6, 2013. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

INITIAL PRODUCTION RATES: Initial production rates disclosed herein may not necessarily be indicative of long-term performance or ultimate recovery.

ADDITIONAL GAAP MEASURES: This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements contain the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this Management's Discussion and Analysis. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This Management's Discussion and Analysis and the accompanying report to shareholders and financial statements also contain the terms total net debt and net debt. Total net debt is calculated as long-term debt plus the liability component of the convertible debentures and the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

NON-GAAP MEASURES: This Management's Discussion and Analysis and the accompanying report to shareholders also contains the term of operating netbacks, which is not a recognized measure under GAAP. Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from revenues before other income. Management believes this measure is a useful supplemental measure of the amount of revenues received after transportation, royalties and operating expenses. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with GAAP as a measure of performance. Bellatrix's method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to the Company, including the Bellatrix's Annual Information Form, is available on SEDAR at www.sedar.com.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements including management's assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, 2013 capital expenditure budget, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2013 operating expenses and general and administrative expenses, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, the Company's drilling inventory and capital required therefor, timing of closing of a joint venture agreement and the expected number of wells to be drilled under joint venture agreements and the timing and effects thereof, use of proceeds to be received on closing of joint venture, timing of closing of equity offering and use of proceeds therefrom, timing and anticipated closing of the arrangement to acquire the issued and outstanding common shares of Angle Energy Inc. and related matters, estimated capital expenditures under a joint venture agreement, 2013 capital expenditures, the method of funding thereof and the nature of the expenditures, the ability to fund the 2013 capital expenditure program utilizing various available sources of capital, expected 2013 average daily production and exit rate, plans to continue commodity risk management strategies and timing of redetermination of borrowing base, timing of delivery of new equipment, 2014 capital expenditure budget and the nature of capital expenditures and the timing and method of financing thereof, and expected 2014 average production and exit rates may constitute forward-looking statements under applicable securities laws. Forward-looking statements necessarily involve risks. Closing of the equity offering could be delayed if Bellatrix is unable to obtain necessary regulatory and stock exchange approvals on the timeline planned and, the offering will not be completed if all of the approvals are not completed within the anticipated time or at all. The planned use of the net proceeds from the offering might change if determined by the board of directors to be in the best interest of Bellatrix to deploy the proceeds for some other use. Closing of the joint venture agreement could be delayed if the joint venture partner is not able to obtain the necessary governmental approvals for closing thereof and may not be completed at all if these approvals are not obtained. Closing of the arrangement to acquire Angle Energy Inc. could be delayed if the parties are not able to obtain the necessary shareholder and regulatory approvals required for completion thereof or some other condition of closing is not satisfied. Other risks related to the forward-looking statements include, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, risks related to satisfaction of conditions precedent to closing of pending asset sale and joint venture agreement, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could effect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") is a western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Bellatrix's common shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE.

Recent Transactions

Acquisition of Angle Energy Inc.

On October 15, 2013, the Company announced that it has entered into an agreement (the "Arrangement Agreement") with Angle Energy Inc. ("Angle") providing for the acquisition by Bellatrix of all the issued and outstanding Angle common shares pursuant to a plan of arrangement (the "Transaction") under the *Business Corporations Act* (Alberta) (the "Arrangement").

Under the terms of the Transaction, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix common share (a "Bellatrix Share"), subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. The aggregate Transaction value is approximately $576 million based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million (after taking into account $16.0 million of Transaction costs and costs related to termination of outstanding Angle options and vested restricted share units ("RSUs"), severance costs and premium that may be paid on the Angle Debentures).

Assuming that no Angle options (of which as of October 18, 2013, 1,857,612 are in-the-money based on the cash offer of $3.85) are exercised for Angle Shares and 902,179 restricted share units are exercised for Angle Shares, Bellatrix will issue an aggregate 30,226,413 Bellatrix Shares pursuant to the Arrangement.

Pursuant to the Arrangement, if approved by holders of the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), holders of the Angle Debentures will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

All directors and officers of Angle, representing 8.3% of the issued and outstanding Angle Shares, have entered into support agreements with Bellatrix pursuant to which they have agreed to vote their Angle Shares and Angle Debentures, as applicable, in favour of the Transaction.

The board of directors of Bellatrix has approved the Transaction and recommended that shareholders of Bellatrix vote in favour of the issuance of the Bellatrix Shares pursuant to the Transaction. All of the directors and officers of Bellatrix, representing 2.2% of the issued and outstanding Bellatrix Shares have entered into agreements with Angle pursuant to which they have agreed to vote their Bellatrix Shares in favour of the Transaction.

The Arrangement Agreement provides that the completion of the Transaction is subject to certain conditions, including the receipt of all required regulatory approvals, including the approval of the TSX and the NYSE MKT stock exchange, the approval of the shareholders of Bellatrix, the approval of holders of Angle Shares including, if applicable, the approval of disinterested shareholders, and the approval of the Court of Queen's Bench of Alberta.

A joint management information circular and proxy statement outlining the details of the Arrangement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held in mid-December, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

Bought Deal Financing

On November 5, 2013, Bellatrix closed a bought deal financing of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175.0 million through a syndicate of underwriters (the "Offering"). Bellatrix has granted to the underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time until 30 days following the closing of the Offering, to purchase up to an additional 3,281,250 Bellatrix Shares at a price of $8.00 per Bellatrix Share for additional gross proceeds of up to $26.25 million on the same terms and conditions of the Offering.

Proceeds of the Offering were initially to be used to temporarily repay a portion of the indebtedness of Bellatrix under its credit facilities and are now available to be redrawn to fund the cash portion of the purchase price for the acquisition of the Angle Shares and the acquisition of the Angle Debentures pursuant to the Transaction, and a portion of Bellatrix's obligations under the Troika Joint Venture described below.

After the Angle Acquisition and after giving effect to the Offering (prior to exercise of the Over-Allotment Option) and the issuance of Bellatrix Shares upon the redemption or conversion of Bellatrix's 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 to fully satisfy the principal amount and interest on such debentures, Bellatrix will have 170,534,257 Bellatrix Shares outstanding.

Troika Joint Venture

On October 15, 2013, the Company announced it has entered into a $240 million joint venture partnership (the "Troika Joint Venture") with TCA Energy Ltd. ("TCA"). TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Pursuant to the agreement forming the Troika Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing.

Certain conditions precedent to closing, including Korean governmental regulatory approvals, are expected to be satisfied or waived to enable closing to occur on or before November 15, 2013.

Grafton Joint Venture

On September 10, 2013, the Company announced that Grafton Energy Co I Ltd. ("Grafton"), has elected to exercise an option to increase its committed capital investment by an additional $100 million on the same terms and conditions as the previously announced Joint Venture on June 27, 2013 (the "Grafton Joint Venture") to accelerate development on a portion of Bellatrix's extensive undeveloped land holdings.

The Grafton Joint Venture is in Willesden Green and Brazeau areas of West-Central Alberta. Under the terms of the amended agreement, Grafton will contribute 82%, or $200 million, to the $244 million Grafton Joint Venture to participate in an expected 58 Notikewin/Falher and Cardium well program. Under the agreement, Grafton will earn 54% of Bellatrix's working interest in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% return) on the total program, reverting to 33% of Bellatrix's working interest ("WI") after payout. At any time after payout of the entire program, Grafton shall have the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty ("GORR") on Bellatrix's pre-Grafton Joint Venture working interest. Grafton also has an additional one-time option within 12 months of the effective date to increase its exposure by an additional $50 million on the same terms and conditions. The effective date of the agreement is July 1, 2013 and has a term of 2 years. If the $50 million option is exercised, Bellatrix shall have until the end of the third anniversary of the effective date to spend the additional capital.

Baptiste Asset Sale and Joint Venture

On September 3, 2013 the Company announced the closing of the previously announced asset sale (the "Asset Sale") and joint venture (the "Daewoo and Devonian Joint Venture") with two Korean entities, Daewoo International Corporation ("Daewoo") and Devonian Natural Resources Private Equity Fund ("Devonian"). Under the terms of the associated agreements, Bellatrix sold, effective July 1, 2013, to Daewoo and Devonian an aggregate 50% of the Company's working interest share of its producing assets, an operated compressor station and gathering system and related land acreage in the Baptiste area of West Central Alberta (the "Sold Assets") for gross consideration of $52.5 million, subject to closing adjustments. The Sold Assets were producing approximately 268 boe/d (67% gas and 33% oil and liquids) net to the Sold Assets and included 3,858 net acres of Cardium rights and 1,119 net acres of Mannville rights.

The Daewoo and Devonian Joint Venture which was effective as of July 1, 2013 encompasses a multiyear commitment to jointly develop the aforementioned acreage in Ferrier and Willesden Green of West Central Alberta encompassing 70 gross wells with anticipated total capital expenditures to the Daewoo and Devonian Joint Venture of approximately $200 million.

Redemption of Convertible Debenture

During the third quarter of 2013, the Company announced a notice of redemption of its then outstanding $55.0 million 4.75% convertible debentures, with a redemption date of October 21, 2013. During September 2013, $5.021 million principal amount of convertible debentures were converted into an aggregate of 895,605 common shares of the Company. Subsequent to September 30, 2013, the $49.979 million principal amount of remaining convertible debentures were converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company.

Third Quarter 2013 Financial and Operational Results

Sales Volumes

Sales volumes for the three months ended September 30, 2013 averaged 21,852 boe/d compared to 15,503 boe/d for the same period in 2012, representing a 41% increase. Total crude oil, condensate and NGLs averaged approximately 28% of sales volumes for the three months ended September 30, 2013, compared to 34% of sales volumes in the same period in 2012. Sales volumes for the nine months ended September 30, 2013 averaged 21,108 boe/d, compared to 15,989 boe/d for the same period in 2012, representing a 32% increase. The increase in sales was primarily a result of a year over year increased capital program and the associated drilling success achieved in the Cardium and Notikewin resource plays. Capital expenditures for the nine months ended September 30, 2013 were $187.8 million, compared to $132.3 million for the same period in 2012.

Sales Volumes

		Three months ended September 30,		Nine months ended September 30,	
		2013	2012	2013	2012
Light oil and condensate	(bbls/d)	3,254	3,672	3,540	4,025
NGLs (excluding condensate)	(bbls/d)	2,739	1,240	2,387	1,377
Heavy oil	(bbls/d)	195	292	199	311
Total crude oil, condensate and NGLs	(bbls/d)	6,188	5,204	6,126	5,713
Natural gas	(mcf/d)	93,982	61,796	89,891	61,654
Total boe/d	(6:1)	21,852	15,503	21,108	15,989

In the first nine months of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 45 gross (30.66 net) wells, resulting in 33 gross (24.98 net) Cardium oil wells, and 12 gross (5.68 net) Notikewin/Falher liquids-rich gas wells. During the third quarter of 2013, Bellatrix drilled or participated in 10 gross (5.01 net) Cardium oil wells and 9 gross (3.58 net) Notikewin/Falher liquids-rich gas wells for a total of 19 gross (8.59 net) wells.

By comparison, Bellatrix drilled or participated in 24 gross (20.15 net) wells during the first nine months of 2012, which included 18 gross (15.15 net) Cardium light oil horizontal wells, 2 gross (2.0 net) Cardium condensate-rich natural gas wells, 1 gross (1.0 net) Duvernay natural gas horizontal well, and 3 gross (2.0 net) Notikewin/Falher natural gas horizontal wells.

For the three months ended September 30, 2013, crude oil, condensate and NGL sales volumes increased by approximately 19%, averaging 6,188 bbl/d compared to 5,204 bbl/d in the third quarter of 2012. For the nine months ended September 30, 2013, crude oil, condensate and NGL sales volumes increased by approximately 7%, averaging 6,126 bbl/d compared to 5,713 bbl/d in the same period in 2012.

Sales of natural gas averaged 94.0 Mmcf/d for the three months ended September 30, 2013, compared to 61.8 Mmcf/d in the same period in 2012, an increase of approximately 52%. For the nine months ended September 30, 2013, sales of natural gas averaged 89.9 Mmcf/d, an increase of approximately 46% from average sales volumes of 61.7 Mmcf/d realized in the comparative 2012 period. The weighting towards crude oil, condensate and NGLs for the three and nine months ended September 30, 2013 was 28% and 29%, compared to 34% and 36% for the same periods in 2012, respectively. The reduction in liquids weighting between the periods was a result of bringing on several other high-productivity natural gas wells throughout the 2012 year and first nine months of 2013.

For the remainder of 2013 and all of 2014, Bellatrix will continue to be active in drilling with 10 rigs operating in its two core resource plays, the Cardium oil and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology. Assuming closing of the Angle acquisition in December 2013, an initial net capital budget of $370 million has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 44,000 boe/d to 45,000 boe/d and an exit rate of approximately 47,000 boe/d to 48,000 boe/d.

Commodity Prices

Average Commodity Prices

	Three months ended September 30,			Nine months ended September 30,		
	2013	2012	% Change	2013	2012	% Change
Exchange rate *(US$/CDN$)*	0.9629	1.0053	(4)	0.9773	0.9981	(2)
Crude oil:						
WTI *(US$/bbl)*	105.81	92.20	15	98.20	96.16	2
Edmonton par – light oil ($/bbl)	105.17	84.79	24	95.57	87.29	9
Bow River – medium/heavy oil *($/bbl)*	92.92	72.51	28	78.38	76.50	2
Hardisty Heavy – heavy oil *($/bbl)*	79.38	58.08	37	66.06	64.69	2
Bellatrix's average prices *($/bbl)*						
Light crude oil and condensate	102.71	84.98	21	96.33	87.74	10
NGLs (excluding condensate)	48.65	28.62	70	42.76	38.90	10
Heavy crude oil	86.25	63.95	35	69.81	69.17	1
Total crude oil and NGLs	78.27	70.37	11	74.60	74.96	-
Total crude oil and NGLs (including risk management [1])	69.86	70.72	(1)	72.11	72.83	(1)
Natural gas:						
NYMEX *(US$/mmbtu)*	3.56	2.89	23	3.69	2.58	43
AECO daily index (CDN$/mcf)	2.43	2.28	7	3.05	2.11	45
AECO monthly index (CDN$/mcf)	2.82	2.19	29	3.16	2.18	45
Bellatrix's average price *($/mcf)*	2.68	2.45	9	3.34	2.26	48
Bellatrix's average price (including risk management[1]) *($/mcf)*	2.90	3.38	(14)	3.62	2.96	22

[1] Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For light oil and condensate, Bellatrix recorded an average price of $102.71/bbl before commodity price risk management contracts during the third quarter of 2013, 21% higher than the average price received in the comparative 2012 period. In comparison, the Edmonton par price increased by 24% over the same period. The average WTI crude oil benchmark price increased by 15% in the three months ended September 30, 2013 compared to the third quarter of 2012. During the nine months ended September 30, 2013, Bellatrix recorded an average $96.33/bbl before commodity price risk management contracts, an increase of 10% from the average price received in the comparative 2012 period. In comparison, the Edmonton par price increased by 9% over the same period. The average WTI crude oil benchmark price increased by 2% in the first nine months of 2013 compared to the same period in 2012. The average US$/CDN$ foreign exchange rate was 0.9773 for the nine months ended September 30, 2013, a decrease of 2% compared to an average rate of 0.9981 in the same period in 2012.

For NGLs (excluding condensate), Bellatrix recorded an average $48.65/bbl during the third quarter of 2013, an increase of 70% from the $28.62/bbl received in the comparative 2012 period. For the nine months ended September 30, 2013, Bellatrix received an average NGL price of $42.76/bbl, a 10% increase from the $38.90/bbl received in the comparative 2012 period. The overall increase in NGL pricing between the 2013 and 2012 nine-month periods is largely attributable to changes in NGL market supply conditions between the periods.

For heavy crude oil, Bellatrix received an average price before commodity risk management contracts of $86.25/bbl in the 2013 third quarter, an increase of 35% from the $63.95/bbl realized in the third quarter of 2012. For the nine months ended September 30, 2013, Bellatrix received an average price of $69.81/bbl for heavy crude oil, an increase of 1% from the $69.17/bbl realized in the same period in 2012. In comparison, the Bow River reference price increased by 28%, and the Hardisty Heavy reference price increased by 37% between the third quarter of 2012 and the third quarter of 2013. Between the first nine months of 2012 and the first nine months of 2013, the Bow River and the Hardisty Heavy reference prices both increased by 2%. The majority of Bellatrix's heavy crude oil density ranges between 11 and 16 degrees API, consistent with the Hardisty Heavy reference price.

Bellatrix's natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix's natural gas sold has a higher heat content than the industry average, which results in slightly higher prices per mcf than the daily AECO index. During the 2013 third quarter, the AECO daily reference price increased by 7%, and the AECO monthly reference price increased by approximately 29% compared to the third quarter of 2012. Bellatrix's natural gas average sales price before commodity price risk management contracts for the three months ended September 30, 2013 increased by 9% to $2.68/mcf compared to $2.45/mcf in the third quarter of 2012. Bellatrix's natural gas average sales price of $2.68/mcf for the third quarter of 2013 reflects a 30% decrease from the second quarter of 2013 average price of $3.85/mcf. During the nine months ended September 30, 2013, the AECO daily and the AECO monthly reference prices both increased by 45% compared to the same period in 2012. Bellatrix's natural gas average sales price before commodity price risk management contracts for the nine months ended September 30, 2013 increased by 48% to $3.34/mcf compared to $2.26mcf in the first nine months of 2012. Bellatrix's natural gas average price after including commodity price risk management contracts for the three and nine months ended September 30, 2013 was $2.90/mcf and $3.62/mcf, compared to $3.38/mcf and $2.96/mcf in the same periods in 2012, respectively.

Revenue

Revenue before other income, royalties and commodity price risk management contracts for the three months ended September 30, 2013 was $67.7 million, 42% higher than the $47.6 million realized in the second quarter of 2012. The increase in revenues between the periods was primarily due to increased natural gas and NGL sales volumes, and higher realized prices for all commodities between the periods, partially offset by reduced crude oil and condensate sales volumes experienced in the third quarter of 2013. Revenue before other income, royalties and commodity price risk management contracts for the nine month period ended September 30, 2013 was $206.6 million, 33% higher than the $155.6 million realized in the first nine months of 2012.

Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the three months ended September 30, 2013 increased from the comparative 2012 period by approximately 32%, resulting from higher NGL sales volumes in conjunction with increased crude oil, condensate, and NGL prices, partially offset by lower crude oil and condensate sales volumes when compared to the same period in 2012. Revenue before other income, royalties and commodity price risk management contracts for crude oil and NGLs for the nine months ended September 30, 2013 increased from the comparative 2012 period by approximately 6%, resulting from increased condensate and NGL sales volumes and higher crude oil, NGL, and condensate prices, partially offset by lower light and heavy oil sales volumes when compared to the first nine months of 2012. In the third quarter of 2013, total crude oil, condensate and NGL revenues contributed 66% of total revenue (before other) compared to 71% in the same period in 2012. For the nine months ended September 30, 2013, total crude oil, condensate and NGL revenues contributed 60% of total revenue (before other), compared to 75% in the same period in 2012. Light crude oil, condensate and NGL revenues in the three and nine month periods ended September 30, 2013 comprised 97% of total crude oil, condensate and NGL revenues (before other) for both periods, compared to a 95% composition realized in both the three month and nine month periods ended September 30, 2012.

Natural gas revenue before other income, royalties and commodity price risk management contracts for the third quarter of 2013 increased by approximately 66% compared to the third quarter of 2012 as a result of a 9% increase in realized gas prices before risk management in conjunction with an approximate 52% increase in sales volumes between the periods. Natural gas revenue before other income, royalties and commodity price risk management contracts for the first nine months of 2013 increased by approximately 114% compared to the nine months ended September 30, 2012 as a result of a 48% increase in realized gas prices before risk management and an approximate 46% increase in sales volumes between the periods.

($000s)	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Light crude oil and condensate	30,751	28,706	93,097	96,766
NGLs (excluding condensate)	12,257	3,264	27,870	14,676
Heavy oil	1,549	1,724	3,793	5,886
Crude oil and NGLs	44,557	33,694	124,760	117,328
Natural gas	23,160	13,914	81,842	38,239
Total revenue before other	67,717	47,608	206,602	155,567
Other income [1]	612	518	1,834	1,464
Total revenue before royalties and risk management	68,329	48,126	208,436	157,031

[1] Other income primarily consists of processing and other third party income.

Commodity Price Risk Management

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of eighteen months beyond the transaction date. The program is designed to provide price protection on a portion of the Company's future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix's capital expenditure program. Any remaining production is realized at market prices.

A summary of the financial commodity price risk management volumes and average prices by quarter currently outstanding as of November 6, 2013 is shown in the following tables:

Natural gas
Average Volumes (GJ/d)

	Q4 2013
Fixed	35,109

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	15,000	15,000	-	-

Average Price ($/GJ AECO C)

	Q4 2013
Fixed	3.05

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	3.05	3.05	-	-

Crude oil and liquids

Average Volumes (bbls/d)

	Q4 2013
Fixed	4,000

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed	3,000	3,000	3,000	3,000

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Call option	3,000	3,000	3,000	3,000

Average Price ($/bbl WTI)

	Q4 2013
Fixed price (CDN$/bbl)	98.27

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Fixed price (CDN$/bbl)	94.61	94.61	94.61	94.61

	Q1 2014	Q2 2014	Q3 2014	Q4 2014
Call option (ceiling price) (US$/bbl)	105.00	105.00	105.00	105.00

As of September 30, 2013, the fair value of Bellatrix's outstanding commodity contracts is a net unrealized liability of $10.5 million as reflected in the financial statements. The fair value or mark-to-market value of these contracts is based on the estimated amount that would have been received or paid to settle the contracts as at September 30, 2013 and will be different from what will eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Consolidated Statements of Comprehensive Income within the financial statements.

The following is a summary of the gain (loss) on commodity contracts for the three and nine months ended September 30, 2013 and 2012 as reflected in the Condensed Consolidated Statements of Comprehensive Income in the financial statements:

Commodity contracts

			Three months ended September 30,	
($000s)	Crude Oil & Liquids	Natural Gas	2013 Total	2012 Total
Realized cash gain (loss) on contracts	(4,783)	1,939	(2,844)	5,472
Unrealized (loss) on contracts [3]	(3,720)	(624)	(4,344)	(6,763)
Total gain (loss) on commodity contracts	(8,503)	1,315	(7,188)	(1,291)

Commodity contracts

			Nine months ended September 30,	
($000s)	Crude Oil & Liquids	Natural Gas	2013 Total	2012 Total
Realized cash gain (loss) on contracts [1] [2]	(4,162)	7,035	2,873	8,453
Unrealized gain (loss) on contracts [3]	(2,202)	(8,449)	(10,651)	9,493
Total gain (loss) on commodity contracts	(6,364)	(1,414)	(7,778)	17,946

[1] In January 2013, the Company crystalized and realized $6.5 million in cash proceeds by resetting the fixed prices on natural gas commodity price risk management contracts for the period from April 1, 2013 through to October 31, 2013.
[2] In September 2013, the Company incurred $0.6 million of costs for the settlement of an oil call commodity price risk management contract for the period from November 1, 2013 through to December 31, 2013.
[3] Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

Royalties

For the three months ended September 30, 2013, total royalties were $8.1 million compared to $8.9 million incurred in the third quarter of 2012. Overall royalties as a percentage of revenue (after transportation costs) in the third quarter of 2013 were 12% compared with 19% in the same period in 2012. For the nine months ended September 30, 2013, total royalties were $32.5 million compared to $26.9 million incurred in the first nine months of 2012. Overall royalties as a percentage of revenue (after transportation costs) in the first nine months of 2013 were 16%, compared with 18% in the same period in 2012.

Light crude oil, condensate and NGL royalties, and total royalties recognized in the third quarter of 2013 were reduced by $3.7 million in adjustments relating to prior period 2012 and 2013 estimates of condensate and NGL royalties for Ferrier area wells paying IOGC royalties with royalty incentive programs. These adjustments arose as a result of clarification of the interpretation of the royalty incentive rates in certain contracts. Excluding these adjustments, the average light oil, condensate and NGL royalty and corporate royalty rate percentages were 22% and 18%, respectively.

The Company's minor heavy oil properties, principally consisting of the Frog Lake Alberta assets, are also subject to high crown royalty rates. The Company's light crude oil, condensate and NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta royalty incentive program, offset by increased royalty rates on other wells now coming off initial royalty incentive rates and as other wells are drilled on Ferrier lands with higher combined Indian Oil and Gas Canada ("IOGC") and GORR royalty rates.

Royalties by Commodity Type	Three months ended September 30,		Nine months ended September 30,	
($000s, except where noted)	2013	2012	2013	2012
Light crude oil, condensate and NGLs	5,719	7,378	24,495	24,510
$/bbl	10.37	16.33	15.14	16.56
Average light crude oil, condensate and NGLs royalty rate (%)	13	24	20	22
Heavy Oil	630	837	1,427	2,775
$/bbl	35.12	31.16	26.27	32.57
Average heavy oil royalty rate (%)	41	51	38	49
Natural Gas	1,767	664	6,540	(367)
$/mcf	0.20	0.12	0.27	(0.02)
Average natural gas royalty rate (%)	8	5	8	(1)
Total	8,116	8,879	32,462	26,918
$/boe	4.04	6.23	5.63	6.14
Average total royalty rate (%)	12	19	16	18

Royalties by Type

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2013	2012	2013	2012
Crown royalties	5,127	2,744	10,836	8,663
Indian Oil and Gas Canada royalties	(1,475)	1,907	6,652	4,802
Freehold & GORR	4,464	4,228	14,974	13,453
Total	8,116	8,879	32,462	26,918

Expenses

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Production	18,054	11,360	50,495	37,938
Transportation	1,651	1,282	4,758	3,760
General and administrative	4,548	3,397	10,633	9,882
Interest and financing charges [1]	3,560	2,476	10,146	7,006
Share-based compensation	2,314	945	4,005	2,505

[1] Does not include financing charges in relation to the Company's accretion of decommissioning liabilities.

Expenses per boe

($ per boe)	Three months ended September 30		Nine months ended September 30,	
	2013	2012	2013	2012
Production	8.98	7.96	8.76	8.66
Transportation	0.81	0.90	0.82	0.86
General and administrative	2.26	2.38	1.85	2.26
Interest and financing charges	1.77	1.74	1.76	1.60
Share-based compensation	1.15	0.66	0.70	0.57

Production Expenses

For the three and nine months ended September 30, 2013, production expenses totaled $18.1 million ($8.98/boe) and $50.5 million ($8.76/boe), compared to $11.4 million ($7.96/boe) and $37.9 million ($8.66/boe) in the three and nine months ended September 30, 2012, respectively. For the three and nine months ended September 30, 2013, production expenses increased overall and on a per boe basis when compared to the same periods in 2012. The increase in production expenses per boe were primarily due to additional fuel and power costs for compression, increases in gathering and processing fees in certain areas as well as increased property taxes due to new infrastructure.

Bellatrix is targeting operating costs of approximately $70.0 million ($8.35/boe) in the 2013 year, which is a reduction from the $8.73/boe operating costs incurred for the 2012 year. This is based upon assumptions of estimated 2013 average production of approximately 23,000 boe/d to 24,000 boe/d, continued field optimization work and planned capital expenditures in producing areas which are anticipated to have lower operating costs.

Production Expenses by Commodity Type

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Light crude oil, condensate and NGLs	5,031	4,745	19,168	15,375
$/bbl	9.12	10.50	11.85	10.39
Heavy oil	233	373	844	1,268
$/bbl	12.99	13.88	15.54	14.88
Natural gas	12,790	6,242	30,483	21,295
$/mcf	1.48	1.10	1.24	1.26
Total	18,054	11,360	50,495	37,938
$/boe	8.98	7.96	8.76	8.66
Total	18,054	11,360	50,495	37,938
Processing and other third party income [1]	(612)	(518)	(1,834)	(1,464)
Total after deducting processing and other third party income	17,442	10,842	48,661	36,474
$/boe	8.68	7.60	8.44	8.33

[1] Processing and other third party income is included within petroleum and natural gas sales on the Consolidated Statements of Comprehensive Income.

Transportation

Transportation expenses for the three and nine months ended September 30, 2013 were $1.7 million ($0.81/boe) and $4.8 million ($0.82/boe), respectively, compared to $1.3 million ($0.90/boe) and $3.8 million ($0.86/boe) in the same periods in 2012. Transportation costs increased overall between the periods, but decreased on a per boe basis. The decrease on a per boe basis is reflective of reduced transportation costs incurred for crude oil and condensate during the third quarter of 2013.

Operating Netback

Operating Netback – Corporate (before risk management)

($/boe)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Sales	33.68	33.38	35.85	35.51
Transportation	(0.81)	(0.90)	(0.82)	(0.86)
Royalties	(4.04)	(6.23)	(5.63)	(6.14)
Production expense	(8.98)	(7.96)	(8.76)	(8.66)
Operating netback	19.85	18.29	20.64	19.85

For the third quarter of 2013, the corporate operating netback (before commodity price risk management contracts) was $19.85/boe compared to $18.29/boe in the third quarter of 2012. The increased netback was primarily the result of higher commodity prices and lower royalties and transportation expenses, partially offset by higher production expenses. After including commodity price risk management contracts, the corporate operating netback for the three months ended September 30, 2013 was $18.43/boe compared to $22.13/boe in the 2012 third quarter. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

For the nine months ended September 30, 2013, the corporate operating netback (before commodity price risk management contracts) was $20.64/boe compared to $19.85/boe in the same period in 2012. The netback increased between the periods as a result of higher commodity prices and reduced royalties and transportation expenses, which were partially offset by increased production expenses. After including commodity price risk management contracts, the corporate operating netback for the nine months ended September 30, 2013 was $21.13/boe compared to $21.78/boe in the first nine months of 2012.

Operating Netback – Crude Oil, Condensate and NGLs (before risk management)

($/bbl)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Sales	78.27	70.37	74.60	74.96
Transportation	(0.82)	(1.40)	(0.86)	(1.13)
Royalties	(11.15)	(17.16)	(15.50)	(17.43)
Production expense	(9.25)	(10.69)	(11.97)	(10.63)
Operating netback	57.05	41.12	46.27	45.77

Operating netback for crude oil, condensate and NGLs averaged $57.05/bbl for the three months ended September 30, 2013, a 39% increase from $41.12/bbl realized in the third quarter of 2012. In the third quarter of 2013, Bellatrix's combined crude oil and NGLs average price (before risk management) increased by approximately 11% compared to the same period in 2012. The commodity price increase in conjunction with reduced production, royalties, and transportation expenses resulted in the overall increase to the operating netback for crude oil, condensate and NGLs. After including commodity price risk management contracts, operating netback for crude oil and NGLs for the three months ended September 30, 2013 decreased to $48.65/boe compared to $41.48/boe in the third quarter of 2012.

For the nine months ended September 30, 2013, operating netback for crude oil, condensate and NGLs averaged $46.27/bbl, an increase of 1% from $45.77/bbl realized in the same period in 2012. In the first nine months of 2013,

Bellatrix's combined crude oil and NGLs average price (before risk management) decreased slightly compared to the same period in 2012 due to an increased proportion of NGL sales volumes included in total crude oil, condensate, and NGL sales volumes during the 2013 period compared to the 2012 period. NGL prices were lower than crude oil and condensate prices, resulting in a lower overall combined realized price for crude oil, condensate and NGLs between the periods. Decreased royalties and transportation expenses were partially offset by the commodity price decrease in conjunction with increased production expenses, resulting in the overall increase to the operating netback for crude oil, condensate and NGLs. After including commodity price risk management contracts, operating netback for crude oil and NGLs for the nine months ended September 30, 2013 decreased to $43.78/boe compared to $43.64/boe in the first nine months of 2012.

Operating Netback – Natural Gas (before risk management)

	Three months ended September 30,		Nine months ended September 30,	
($/mcf)	2013	2012	2013	2012
Sales	2.68	2.45	3.34	2.26
Transportation	(0.14)	(0.11)	(0.13)	(0.12)
Royalties	(0.20)	(0.12)	(0.27)	0.02
Production expense	(1.48)	(1.10)	(1.24)	(1.26)
Operating netback	0.86	1.12	1.70	0.90

Operating netback for natural gas in the three months ended September 30, 2013 decreased by 23% to $0.86/mcf, compared to $1.12/mcf realized in the third quarter of 2012, reflecting increased production, transportation, and royalty expenses, partially offset by increased natural gas prices. After including commodity price risk management contracts, operating netback for natural gas for the three months ended September 30, 2013 increased to $1.08/mcf, which compared to $2.06/mcf in the 2012 third quarter.

For the nine months ended September 30, 2013, operating netback for natural gas increased by 89% to $1.70/mcf, compared to $0.90/mcf realized in the first nine months of 2012, reflecting increased natural gas prices and reduced production expenses, offset somewhat by an overall royalty expense compared to an overall recovery in the 2012 period resulting from IOGC natural gas royalty adjustments realized during the 2012 period, and slightly higher transportation costs. After including commodity price risk management contracts, operating netback for natural gas for the nine months ended September 30, 2013 increased to $1.98/mcf, which compared to $1.60/mcf in the same period in 2012.

General and Administrative

General and administrative ("G&A") expenses (after capitalized G&A and recoveries) for the three and nine months ended September 30, 2013 were $4.5 million ($2.26/boe) and $10.6 million ($1.85/boe), respectively, compared to $3.4 million ($2.38/boe) and $9.9 million ($2.26/boe), for the same periods in 2012. G&A expenses in the third quarter of 2013 were higher in comparison to the same period in 2012, which is reflective of higher compensation costs and additional office rent, partially offset by increased recoveries and capitalization. G&A expenses in the first nine months of 2013 were higher in comparison to the same period in 2012, which is primarily reflective of higher compensation costs, partially offset by higher capitalized G&A and recoveries. On a boe basis, G&A for the three months ended September 30, 2013 increased by approximately 1% when compared to the third quarter of 2012. The increase was primarily as a result of higher overall costs not fully offset by higher average sales volumes realized in the third quarter of 2013 compared to the same period in 2012.

G&A expenses of $4.5 million ($2.26/boe) for the third quarter of 2013 were 80% higher than second quarter 2013 expenses of $2.5 million ($1.24/boe) due primarily to higher G&A recoveries of $2.9 million realized in the second quarter compared to recoveries of $1.0 million in the third quarter of 2013. Capital recoveries are normally earned and recognized in the period following the related capital activity. The lower recoveries in the 2013 third quarter were primarily the result of the recognition of capital recoveries related to reduced capital activity in the second quarter of 2013 compared to the first quarter of 2013.

For 2013, the Company is anticipating G&A expenses after capitalization to be approximately $18.0 million ($2.14/boe) based on estimated 2013 average production volumes of approximately 23,000 boe/d to 24,000 boe/d.

General and Administrative Expenses

	Three months ended September 30,		Nine months ended September 30,	
($000s, except where noted)	2013	2012	2013	2012
Gross expenses	7,006	5,111	19,926	15,104
Capitalized	(1,415)	(1,045)	(3,874)	(3,206)
Recoveries	(1,043)	(669)	(5,419)	(2,016)
G&A expenses	4,548	3,397	10,633	9,882
G&A expenses, per unit ($/boe)	2.26	2.38	1.85	2.26

Interest and Financing Charges

For the three and nine months ended September 30, 2013, Bellatrix recorded $3.6 million ($1.77/boe) and $10.1 million ($1.76/boe), respectively, of interest and financing charges related to bank debt and its 4.75% convertible unsecured subordinated debentures (the "4.75% Debentures"), compared to $2.5 million ($1.74/boe) and $7.0 million ($1.60/boe) for the same periods in 2012. The overall increase in interest and financing charges between the periods was primarily due to greater interest and accretion charges in relation to the Company's outstanding 4.75% Debentures in conjunction with higher interest charges related to the Company's long-term debt as the Company carried a higher average debt balance in the third quarter of 2013 compared to the 2012 third quarter. Bellatrix's total net debt at September 30, 2013 of $223.0 million includes the $47.3 million liability portion of its $50 million principal amount of remaining 4.75% Debentures, $139.3 million of bank debt and the net balance of the working capital deficiency.

Interest and Financing Charges [1]

	Three months ended September 30,		Nine months ended September 30,	
($000s, except where noted)	2013	2012	2013	2012
Interest and financing charges	3,560	2,476	10,146	7,006
Interest and financing charges ($/boe)	1.77	1.74	1.76	1.60

(1) Does not include financing charges in relation to the Company's accretion of decommissioning liabilities

Debt to Funds Flow from Operations Ratio

($000s, except where noted)	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Shareholders' equity	439,570	370,235	439,570	370,235
Long-term debt	139,295	104,642	139,295	104,642
Convertible debentures (liability component)	47,335	50,269	47,335	50,269
Working capital (excess) deficiency [2]	31,577	11,308	31,577	11,308
Total net debt [2] at period end	218,207	166,219	218,207	166,219
Debt to funds flow from operations [1] ratio (annualized) [3]				
Funds flow from operations [1] (annualized)	120,008	106,452	138,813	108,231
Total net debt [2] at period end	218,207	166,219	218,207	166,219
Total net debt to periods funds flow from operations ratio (annualized) [3]	1.8x	1.6x	1.6x	1.5x
Net debt [2] (excluding convertible debentures) at period end	170,872	115,950	170,872	115,950
Net debt to periods funds flow from operations ratio (annualized) [3]	1.4x	1.1x	1.2x	1.1x
Debt to funds flow from operations [1] ratio (trailing) [4]				
Funds flow from operations [1] (trailing)	133,975	112,643	133,975	112,643
Total net debt [2] to funds flow from operations (trailing)	1.6x	1.5x	1.6x	1.5x
Net debt [2] (excluding convertible debentures) to funds flow from operations for the period	1.3x	1.0x	1.3x	1.0x

[1] As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities, less decommissioning costs incurred and changes in non-cash working capital incurred. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

[2] Net debt and total net debt are considered additional GAAP measures. The Company's calculation of total net debt includes the liability component of convertible debentures and excludes deferred liabilities, long-term commodity contract liabilities, decommissioning liabilities, long-term finance lease obligation and the deferred tax liability. Net debt and total net debt include the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligation. Net debt also excludes the liability component of convertible debentures. Refer to the following reconciliation of total liabilities to total net debt and net debt. The remaining convertible debentures were converted or redeemed in October, 2013.

[3] Total net debt and net debt to periods funds flow from operations ratio (annualized) is calculated based upon third quarter funds flow from operations annualized.

[4] Trailing periods funds flow from operations ratio annualized is based on the twelve-month periods ended September 30, 2013 and September 30, 2012.

Reconciliation of Total Liabilities to Total Net Debt and Net Debt

($000s)	As at September 30, 2013	As at September 30, 2012
Total liabilities per financial statements	350,257	257,600
Current liabilities included within working capital calculation	(90,125)	(54,967)
Commodity contract liability – long term	(1,813)	(692)
Decommissioning liabilities	(43,784)	(42,784)
Finance lease obligation	(12,022)	(4,246)
Deferred Taxes	(15,883)	-
Working Capital		
Current assets	(48,408)	(42,705)
Current liabilities	90,125	54,967
Current portion of finance lease	(1,476)	(507)
Net commodity contract asset (liability)	(8,664)	(447)
	31,577	11,308
Total net debt	218,207	166,219
Convertible debentures	(47,335)	(50,269)
Net debt	170,872	115,950

Share-Based Compensation

Non-cash share-based compensation expense for the three months ended September 30, 2013 was $2.3 million compared to $0.9 million in the same period in 2012. The overall increase in non-cash share-based compensation expense between the periods is primarily a result of a Deferred Share Unit Plan expense of $1.7 million (2012: $0.4 million) which resulted from the issuance of new grants during the quarters, and the revaluation of outstanding grants to a higher share trading price at September 30, 2013 than at June 30, 2013, an expense of $0.3 million for Restricted Share Units issued during the quarter, and an expense of $0.1 million for Performance Share Units issued during the quarter, partially offset by higher capitalized share-based compensation of $0.4 million (2012: $0.3 million), and a lower expense net of forfeitures for the Company's outstanding share options of $0.6 million (2012: $0.8 million).

For the nine months ended September 30, 2013, non-cash share-based compensation expense was $4.0 million compared to $2.5 million in the first nine months of 2012. The overall increase in non-cash share-based compensation expense between the periods is primarily a result of greater Deferred Share Unit Plan expenses of $2.5 million (2012: $0.8 million) which reflected increases to the Company's share trading price during the nine month period, an expense of $0.3 million for Restricted Share Units issued during the quarter, an expense of $0.1 million for Performance Share Units issued during the quarter, and lower capitalized share-based compensation of $1.1 million (2012: $1.2 million), partially offset by a lower expense net of forfeitures for the Company's outstanding share options of $2.2 million (2012: $2.9 million).

Depletion and Depreciation

Depletion and depreciation expense for the three and nine month periods ended September 30, 2013 was $20.6 million ($10.23/boe) and $58.5 million ($10.16/boe), compared to $18.0 million ($12.59/boe) and $57.1 million ($13.04/boe), recognized in the same periods in 2012, respectively. For both the three and nine month periods, the decrease in depletion and depreciation expense between the periods, on a per boe basis, was primarily a result of an increase in the reserve base used for the depletion calculation, partially offset by a higher cost base and increased future development costs.

For the three months ended September 30, 2013 Bellatrix has included a total of $462.6 million (2012: $371.9 million) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $41.8 million (2012: $34.8 million) for estimated salvage.

Depletion and Depreciation

($000s, except where noted)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Depletion and Depreciation	20,564	17,953	58,531	57,125
Per unit ($/boe)	10.23	12.59	10.16	13.04

Impairment of Assets

In accordance with IFRS, the Company calculates an impairment test when there are indicators of impairment. The impairment test is performed at the asset or cash generating unit ("CGU") level. IAS 36 – "Impairment of Assets" ("IAS 36") is a one-step process for testing and measuring impairment of assets. Under IAS 36, the asset or CGU's carrying value is compared to the higher of: value-in-use and fair value less costs to sell. Value-in-use is defined as the present value of the future cash flows expected to be derived from the asset or CGU.

As at September 30, 2013, Bellatrix reviewed and determined there were no impairment indicators requiring an impairment test to be performed.

When performed, the impairment test is based upon the higher of value-in-use and estimated fair market values for the Company's properties, including but not limited to an updated external reserve engineering report. This report incorporates a full evaluation of reserves on an annual basis or internal reserve updates at quarterly periods, and the latest commodity pricing deck. Estimating reserves is very complex, requiring many judgments based on available geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available and as the economic environment changes.

Income Taxes

Deferred income taxes arise from differences between the accounting and tax basis of the Company's assets and liabilities. For the three and nine month periods ended September 30, 2013, the Company recognized a deferred income tax expense of $9.8 million and $16.9 million, respectively, compared to a $32 thousand recovery in the third quarter of 2012, and a $6.8 million expense in the first nine months of 2012.

At September 30, 2013, the Company had a total deferred tax liability balance of $15.9 million.

At September 30, 2013, Bellatrix had approximately $615 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2013	2012
Intangible resource pools:			
Canadian exploration expenses	100	39,400	45,900
Canadian development expenses	30	441,900	375,200
Canadian oil and gas property expenses	10	6,900	22,300
Foreign resource expenses	10	700	800
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,100
Undepreciated capital cost [1]	6 – 55	98,100	86,300
Non-capital losses (expire through 2027)	100	10,000	10,000
Financing costs	20 S.L.	2,000	3,300
		615,100	559,900

[1] Approximately $84 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit

As detailed previously in this MD&A, funds flow from operations is a term that does not have any standardized meaning under GAAP. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2013	2012	2013	2012
Cash flow from operating activities	25,069	24,807	90,207	77,321
Decommissioning costs incurred	287	196	834	559
Realization of imputed interest costs for settlement of convertible debentures	226	-	226	-
Change in non-cash working capital	4,420	1,610	12,843	3,293
Funds flow from operations	30,002	26,613	104,110	81,173

Bellatrix's cash flow from operating activities of $25.1 million ($0.23 per basic share and $0.21 per diluted share) for the three months ended September 30, 2013 decreased approximately 1% from the $24.8 million ($0.23 per basic share and $0.22 per diluted share) generated in the third quarter of 2012. Bellatrix generated funds flow from operations of $30.0 million ($0.28 per basic share and $0.25 per diluted share) for the three months ended September 30, 2013, an increase of 14% from $26.6 million ($0.25 per basic share and $0.23 per diluted share) for the 2012 third quarter, and a decrease of 18% from $36.6 million ($0.34 per basic share and $0.31 per diluted share) for the 2013 second quarter. The decrease in funds flow from operations between the second and third quarters of 2013 was due primarily to reduced natural gas prices impacting revenues and netbacks, a higher net realized loss on commodity contracts, increased general and administrative expenses, and increased transportation costs for natural gas, partially offset by the impact of higher crude oil and NGL commodity prices and reduced royalties expense.

Bellatrix's cash flow from operating activities of $90.2 million ($0.84 per basic share and $0.77 per diluted share) for the nine months ended September 30, 2013 increased approximately 17% from the $77.3 million ($0.72 per basic share and $0.67 per diluted share) generated in the first nine months of 2012. Bellatrix generated funds flow from operations of $104.1 million ($0.96 per basic share and $0.89 per diluted share) for the nine months ended September 30, 2013, an increase of 28% from $81.2 million ($0.76 per basic share and $0.70 per diluted share) for the first nine months of 2012.

The increase in funds flow from operations between the three months ended September 30, 2013 and the same period in 2012 was principally due higher overall funds from operating netbacks, partially offset by a net loss on realized commodity contracts in the 2013 three month period compared a gain realized in the same period in 2012, higher general and administrative expenses, and increased financing expenses. The increase in funds flow from operations between the nine months ended September 30, 2013 and the nine months ended September 30, 2012 was principally due to higher overall funds from operating netbacks, partially offset by a lower net realized gain on commodity contracts, increased general and administrative expenses, and higher financing expenses in the 2013 nine month period compared to the same period in 2012.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the current fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

A net profit of $29.5 million ($0.27 per basic share and $0.25 per diluted share) was recognized for the three months ended September 30, 2013, compared to a net loss of $0.6 million ($0.01 per basic share and $0.01 per diluted share) in the third quarter of 2012. The net profit recorded in the three months ended September 30, 2013 compared to the net loss recognized in the 2012 third quarter was primarily the result of higher funds from operating activities as noted above, a gain on property dispositions compared to a loss recognized in the 2012 period, and a lower unrealized loss on commodity contracts, partially offset by increased depletion and depreciation expense, higher stock-based compensation expense, and higher future income tax expense.

A net profit of $49.5 million ($0.46 per basic share and $0.43 per diluted share) was recognized for the nine months ended September 30, 2013, compared to a net profit of $18.5 million ($0.17 per basic share and $0.17 per diluted share) in the first nine months of 2012. The higher net profit recorded in the nine months ended September 30, 2013 compared to the same period in 2012 was primarily the result of higher funds from operating activities as noted above and a total gain on property dispositions compared to a loss recognized in the 2012 period, partially offset by increased depletion and depreciation expense, higher stock-based compensation expense, and higher future income tax expense.

Cash Flow from Operating Activities, Funds Flow from Operations and Net Profit (Loss)

($000s, except per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Cash flow from operating activities	25,069	24,807	90,207	77,321
Basic ($/share)	0.23	0.23	0.84	0.72
Diluted ($/share)	0.21	0.22	0.77	0.67
Funds flow from operations	30,002	26,613	104,110	81,173
Basic ($/share)	0.28	0.25	0.96	0.76
Diluted ($/share)	0.25	0.23	0.89	0.70
Net profit (loss)	29,453	(615)	49,480	18,520
Basic ($/share)	0.27	(0.01)	0.46	0.17
Diluted ($/share)	0.25	(0.01)	0.43	0.17

Capital Expenditures

Bellatrix invested $49.5 million and $187.8 million in capital expenditures during the three and nine months ended September 30, 2013, compared to $39.8 million and $132.3 million in the three and nine months ended September 30, 2012, respectively.

Capital Expenditures

	Three months ended September 30,		Nine months ended September 30,	
($000s)	2013	2012	2013	2012
Lease acquisitions and retention	1,124	1,757	7,965	4,951
Geological and geophysical	35	254	93	296
Drilling and completion costs	30,233	28,286	130,157	98,424
Facilities and equipment	10,754	9,521	41,563	28,433
Exploration and development [(1)]	42,146	39,818	179,778	132,104
Corporate [(2)]	4,306	22	4,988	166
Property acquisitions	3,000	-	2,994	30
Total capital expenditures – cash	49,452	39,840	187,760	132,300
Property dispositions – cash	(54,242)	(4,325)	(54,236)	(6,670)
Total net capital expenditures – cash	(4,790)	35,515	133,524	125,630
Other – non-cash [(3)]	845	(1,756)	324	(1,612)
Total net capital expenditures	(3,945)	33,759	133,848	124,018

[(1)] Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.
[(2)] Corporate includes office leasehold improvements, furniture, fixtures and equipment.
[(3)] Other includes non-cash adjustments for the current period's decommissioning liabilities and share based compensation.

In the first nine months of 2013, Bellatrix posted a 100% success rate drilling and/or participating in 45 gross (30.66 net) wells, resulting in 33 gross (24.98 net) Cardium oil wells, and 12 gross (5.68 net) Notikewin/Falher liquids-rich gas wells. During the third quarter of 2013, Bellatrix drilled or participated in 10 gross (5.01 net) Cardium oil wells and 9 gross (3.58 net) Notikewin/Falher liquids-rich gas wells for a total of 19 gross (8.59 net) wells.

By comparison, Bellatrix drilled or participated in 24 gross (20.15 net) wells during the first nine months of 2012, which included 18 gross (15.15 net) Cardium light oil horizontal wells, 1 gross (1.0 net) Duvernay natural gas horizontal well, 3 gross (2.0 net) Notikewin/Falher natural gas horizontal wells, and 2 gross (2.0 net) Cardium natural gas horizontal wells.

In early July, the Company commissioned a 3,400 HP compressor expansion at Bellatrix's 2-10-45-11W5M compressor station. During the third quarter the Company initiated construction of a new 7,000 HP Compressor Station at 13-5-45-9W5M to feedstock local third party operated Gas Processing Plants. system startup is scheduled for early December 2013. Bellatrix has placed orders for 14 new compressors totaling 23,520 HP to facilitate delivery of our forecasted gas production with deliveries anticipated in Q4 2013 and Q1 2014. Additionally, the Company installed approximately 2,500 m of 6" and 8" gathering lines.

During the third quarter of 2013, Bellatrix relocated to a new corporate office location. Leasehold improvements and furniture and fixture additions related to the move resulted in approximately $4.3 million of corporate capital additions (before landlord inducements) for the 2013 third quarter.

The $49.5 million capital program for the three months ended September 30, 2013 was financed from funds flow from operations, bank debt, and proceeds from dispositions of $54 million.

Based on the current economic conditions and Bellatrix's operating forecast for 2013, the Company budgets a capital program of $240 million (before the impact of the Angle acquisition) funded from the Company's cash flows and to the extent necessary, bank indebtedness. The 2013 capital budget is expected to be directed primarily towards horizontal drilling and completions activities in the Cardium and Notikewin formations.

During the nine months ended September 30, 2013, Bellatrix realized cash proceeds on dispositions during the period of $54.2 million. Of these proceeds, $51.2 million were related to the disposition of properties in the Baptiste area of West

Central Alberta to Daewoo and Devonian. A total net gain on dispositions of $37.4 million was recognized for the nine months ended September 30, 2013, of which $31.3 million was related to the Daewoo and Devonian disposition. The remainder of the net gain on dispositions was related to a gain on Grafton Joint Venture wells completed during the nine months ended September 30, 2013, as well as other minor dispositions and swaps which occurred during the period.

Decommissioning Liabilities

At September 30, 2013, Bellatrix has recorded decommissioning liabilities of $43.8 million, compared to $43.9 million at December 31, 2012, for future abandonment and reclamation of the Company's properties. For the nine months ended September 30, 2013, decommissioning liabilities decreased by a net $0.1 million as a result of a $1.0 million decrease for changes in estimates, a $0.6 million decrease related to dispositions, and a decrease of $1.3 million for liabilities settled during the period, partially offset by $2.2 million incurred on property acquisitions and development activities and $0.6 million as a result of charges for the unwinding of the discount rates used for assessing liability fair values. The $1.0 million decrease as a result of changes in estimates was primarily due to a discount rate variation at September 30, 2013 compared to December 31, 2012, in addition to other abandonment liability revisions.

Liquidity and Capital Resources

As an oil and gas business, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company's existing asset base and in acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased.

Bellatrix is focused on growing oil and natural gas production from its diversified portfolio of existing and emerging resource plays in Western Canada. Bellatrix remains highly focused on key business objectives of maintaining financial strength and optimizing capital investments – which it seeks to attain through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Natural gas prices are primarily driven by North American supply and demand, with weather being the key factor in the short term. Bellatrix believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Bellatrix's results are affected by external market and risk factors, such as fluctuations in the prices of crude oil and natural gas, movements in foreign currency exchange rates and inflationary pressures on service costs. Market conditions have resulted in Bellatrix experiencing recent upward trends in crude oil pricing. Natural gas pricing is up slightly on the quarterly and year-to-date 2013 periods compared to the 2012 periods, however, natural gas prices have softened from the second quarter of 2013 to the 2013 third quarter.

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its bank credit facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with operating debt covenants. Bellatrix is fully compliant with all of its operating debt covenants.

Bellatrix generally relies upon its operating cash flows and its credit facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, existing credit facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix's trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix's accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to seven primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is currently approximately $8.4 million. Purchasers of Bellatrix's natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix reducing or mitigating its exposures to certain counterparties where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner's willingness to participate in Bellatrix's ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Total net debt levels of $218.2 million at September 30, 2013 have increased by $28.6 million from $189.6 million at December 31, 2012, primarily as a consequence of an increase in a working capital deficiency and bank debt as the Company executed its capital program for the first nine months of 2013. Total net debt includes the liability component of the 4.75% Debentures and excludes unrealized commodity contract assets and liabilities, deferred taxes, finance lease obligations, deferred liabilities and decommissioning liabilities.

Funds flow from operations represents 55% of the funding requirements for Bellatrix's capital expenditures for the nine months ended September 30, 2013.

As of September 30, 2013, the Company's credit facilities consisted of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution. Amounts borrowed under the credit facility bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, the LIBOR margin rate, or the bankers' acceptance stamping fee, plus between 1.00% and 3.50%, depending on the type of borrowing and the Company's debt to cash flow ratio. The credit facilities are secured by a $400 million debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances. A standby fee is charged of between 0.50% and 0.875% on the undrawn portion of the credit facilities, depending upon the Company's debt to cash flow ratio.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at September 30, 2013, approximately $115.7 million or 45% of unused and available bank credit under its credit facilities was available to fund Bellatrix's ongoing capital spending and operational requirements.

On September 4, 2013, the Company announced the issuance of a notice of redemption to holders of its then outstanding $55.0 million 4.75% Debentures, with the redemption date set as October 21, 2013. During September 2013, the $5.021 million principal amount of 4.75% Debentures was converted into an aggregate of 896,605 common shares of the Company. A reduction to the deficit of $0.1 million was recognized in connection with the settlement of the 4.75% Debentures during the third quarter of 2013. Subsequent to September 30, 2013, the remaining $49.979 million principal amount of the 4.75% Debentures was converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company.

Bellatrix currently has commitments associated with its credit facilities outlined above and the commitments outlined under the "Commitments" section. Bellatrix continually monitors its capital spending program in light of the recent volatility with respect to commodity prices and Canadian dollar exchange rates with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and draws on Bellatrix's credit facility, as necessary. Bellatrix has the ability to fund its 2013 capital program of $235 million by utilizing cash flow, proceeds from asset dispositions, and to the extent necessary, bank indebtedness.

As at October 31, 2013, Bellatrix had outstanding a total of 9,201,229 options exercisable at an average exercise price of $3.79 per share and 118,432,841 common shares.

Commitments

As at September 30, 2013, Bellatrix committed to drill 3 gross (1.75 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost *($000s)*	$ 52.5	$ 140.0	$ 35.0
Remaining wells to drill at September 30, 2013	-	26	9
Remaining estimated total cost *($000s)*	$ -	$ 91.0	$ 31.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture and the Daewoo and Devonian Joint Venture previously discussed. In meeting the drilling commitments under these agreements, Bellatrix will also satisfy some of the drilling commitments under the joint operating agreements described above.

Joint Venture Agreement	Grafton	Daewoo and Devonian
Commitment Term	2013 to 2015	2013 to 2016
Minimum total wells (gross)	58	70
Minimum total wells (net)	10.44	23.4
Estimated total cost *($000s) (gross)*	$ 244.0	$ 200.0
Estimated total cost *($000s) (net)*	$ 44.0	$ 86.7
Remaining wells to drill at September 30, 2013 (gross)	52	65
Remaining wells to drill at September 30, 2013 (net)	9.36	22.00
Remaining estimated total cost *($000s) (gross)*	$ 218.8	$ 186.2
Remaining estimated total cost *($000s) (net)*	$ 39.4	$ 81.0

Bellatrix will also have drilling commitments related to the recently announced Troika joint venture as previously disclosed. Some of these drilling commitments are expected to be satisfied in conjunction with drilling commitments relating to the Joint Operation Agreements noted above. Bellatrix's net capital commitment to the $240 million Troika joint venture is $120.0 million.

The Company had the following liabilities as at September 30, 2013:

Liabilities *($000s)*	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities [1]	$ 79,985	$ 79,985	$ -	$ -	$ -
Long-term debt – principal [2]	139,295	-	139,295	-	-
Convertible debentures – principal	47,335	47,335	-	-	-
Convertible debentures – interest [3]	137	137	-	-	-
Commodity contract liability	10,477	8,664	1,813	-	-
Decommissioning liabilities [4]	43,784	-	9,130	4,657	29,997
Finance lease obligation	13,498	1,476	3,181	2,866	5,975
Total	$ 334,511	$ 137,597	$ 153,419	$ 7,523	$ 35,972

[1] Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.2 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

[2] Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

[3] The 4.75% Debentures outstanding at September 30, 2013 bear interest at a coupon rate of 4.75%. The remaining outstanding 4.75% Debentures were converted or redeemed by October 21, 2013.

[4] Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2014 and 2053).

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, including primarily office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of September 30, 2013.

Business Prospects and Outlook

Bellatrix continues to develop its core assets and conduct exploration programs utilizing its large inventory of geological prospects.

For the remainder of 2013 and all of 2014, Bellatrix will continue to be active in drilling with 10 rigs operating in its two core resource plays, the Cardium oil and Mannville condensate rich gas, utilizing horizontal drilling multi-fracturing technology. Assuming closing of the Angle acquisition in December 2013, an initial net capital budget of $370 million has been set for fiscal 2014. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds and normal production declines, execution of the 2014 budget is anticipated to provide 2014 average daily production of approximately 44,000 boe/d to 45,000 boe/d and an exit rate of approximately 47,000 boe/d to 48,000 boe/d.

Business Risks and Uncertainties

The reader is advised that Bellatrix continues to be subject to various types of business risks and uncertainties as described in the Company's Management Discussion and Analysis for the year ended December 31, 2012, and the Company's Annual Information Form for the year ended December 31, 2012, and the Company's Annual Report on Form 40-F for the year ended December 31, 2012, which has been filed with the United States Securities and Exchange Commission and may be accessed at www.sec.gov.

Critical Accounting Estimates and Accounting Policies

The reader is advised that the critical accounting estimates, policies, and practices described in the Company's Management Discussion and Analysis for the year ended December 31, 2012 continue to be critical in determining Bellatrix's unaudited financial results as of September 30, 2013. There were no changes in accounting policies during the nine months ended September 30, 2013, except as noted below:

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

A summary of future accounting pronouncements is found in the Company's Management Discussion and Analysis for the year ended December 31, 2012, available at www.sedar.com or as part of the Company's annual report on Form 40-F for the year ended December 31, 2012, which may be found at www.sec.gov.

Legal, Environmental Remediation and Other Contingent Matters

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company's management monitor known and potential contingent matters and makes appropriate provisions by charges to earnings when warranted by the circumstances.

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

Controls and Procedures

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company's Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation.

Internal Control over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company is required to disclose herein any change in the Company's internal control over financial reporting that occurred during the period beginning on July 1, 2013 and ended on September 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. No material changes in the Company's internal control over financial reporting were identified during such period that has materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

It should be noted that a control system, including the Company's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

Sensitivity Analysis

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the third quarter of 2013 and average production volumes of 21,852 boe/d during that period, as well as the same level of debt outstanding as at September 30, 2013. Diluted weighted average shares are based upon the third quarter of 2013. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations [1] (annualized) ($000s)	Funds Flow from Operations [1] Per Diluted Share ($)
Sensitivity Analysis		
Change of US $1/bbl WTI	2,000	0.02
Change of $0.10/ mcf	3,200	0.03
Change of US $0.01 CDN/ US exchange rate	1,400	0.01
Change in prime of 1%	1,500	0.01

(1)The term "funds flow from operations" should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company's performance. Therefore reference to additional GAAP measures of diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Company for the quarters in 2013, 2012, and 2011.

2013 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	
Revenues before royalties and risk management	65,543	74,564	68,329	
Cash flow from operating activities	35,527	29,611	25,069	
Cash flow from operating activities per share				
Basic	$0.33	$0.27	$0.23	
Diluted	$0.30	$0.25	$0.21	
Funds flow from operations [1]	37,545	36,563	30,002	
Funds flow from operations per share [1]				
Basic	$0.35	$0.34	$0.28	
Diluted	$0.32	$0.31	$0.25	
Net profit	4,561	15,466	29,453	
Net profit per share				
Basic	$0.04	$0.14	$0.27	
Diluted	$0.04	$0.13	$0.25	
Net capital expenditures (cash)	91,614	46,700	49,452	

2012 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	58,191	50,714	48,126	62,283
Cash flow from operating activities	24,056	28,458	24,807	32,007
Cash flow from operating activities per share				
Basic	$0.22	$0.24	$0.23	$0.30
Diluted	$0.21	$0.22	$0.22	$0.28
Funds flow from operations [1]	29,194	25,366	26,613	29,865
Funds flow from operations per share [1]				
Basic	$0.27	$0.24	$0.25	$0.28
Diluted	$0.25	$0.22	$0.23	$0.26
Net profit (loss)	9,172	9,963	(615)	9,251
Net profit (loss) per share				
Basic	$0.09	$0.09	($0.01)	$0.09
Diluted	$0.08	$0.09	($0.01)	$0.08
Net capital expenditures (cash)	73,831	16,284	35,515	64,383

2011 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Revenues before royalties and risk management	40,535	53,444	49,145	59,194
Cash flow from operating activities	15,718	23,825	28,023	30,626
Cash flow from operating activities per share				
Basic	$0.16	$0.23	$0.26	$0.28
Diluted	$0.15	$0.22	$0.24	$0.26
Funds flow from operations [1]	17,027	23,126	23,964	30,120
Funds flow from operations per share [1]				
Basic	$0.17	$0.22	$0.22	$0.28
Diluted	$0.16	$0.21	$0.21	$0.26
Net profit (loss)	(5,487)	12,315	820	(13,597)
Net profit (loss) per share				
Basic	($0.06)	$0.12	$0.01	($0.13)
Diluted	($0.06)	$0.11	$0.01	($0.13)
Net capital expenditures (cash)	59,247	28,784	40,087	47,240

(1) Refer to "Additional GAAP Measures" in respect of the term "funds flow from operations" and "funds flow from operations per share".

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
As at September 30, 2013 and December 31, 2012
(unaudited, expressed in Canadian dollars)

($000s)		2013		2012
ASSETS				
Current assets				
Restricted cash (note 3)	$	2,945	$	-
Accounts receivable (note 14)		40,036		40,792
Deposits and prepaid expenses		5,427		4,136
Commodity contract asset (notes 14 and 15)		-		7,519
		48,408		52,447
Exploration and evaluation assets (note 4)		37,457		38,177
Property, plant and equipment (note 5)		703,962		589,759
Deferred taxes (note 10)		-		1,038
Total assets	$	789,827	$	681,421
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	79,985	$	50,771
Current portion of finance lease obligation		1,476		1,425
Commodity contract liability (notes 14 and 15)		8,664		1,131
		90,125		53,327
Commodity contract liability (notes 14 and 15)		1,813		6,214
Long-term debt (note 6)		139,295		133,047
Convertible debentures (note 7)		47,335		50,687
Finance lease obligation		12,022		13,131
Decommissioning liabilities		43,784		43,909
Deferred taxes (note 10)		15,883		-
Total liabilities		350,257		300,315
SHAREHOLDERS' EQUITY				
Shareholders' capital		379,694		371,576
Equity component of convertible debentures		3,815		4,378
Contributed surplus		38,576		37,284
Retained earnings (deficit)		17,485		(32,132)
Total shareholders' equity		439,570		381,106
Total liabilities and shareholders' equity	$	789,827	$	681,421

COMMITMENTS (note 13)

SUBSEQUENT EVENTS (notes 7 and 16)

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the three months and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

($000s)	Three months ended September 30, 2013	2012	Nine months ended September 30, 2013	2012
REVENUES				
Petroleum and natural gas sales	$ 67,717	$ 47,608	$ 206,602	$ 155,567
Other income	612	518	1,834	1,464
Royalties	(8,116)	(8,879)	(32,462)	(26,918)
Total revenues	60,213	39,247	175,974	130,113
Realized gain (loss) on commodity contracts	(2,844)	5,472	2,873	8,453
Unrealized gain (loss) on commodity contracts	(4,344)	(6,763)	(10,651)	9,493
	53,025	37,956	168,196	148,059
EXPENSES				
Production	18,054	11,360	50,495	37,938
Transportation	1,651	1,282	4,758	3,760
General and administrative	4,548	3,397	10,633	9,882
Share-based compensation (note 8)	2,314	945	4,005	2,505
Depletion and depreciation (note 5)	20,564	17,953	58,531	57,125
Loss (gain) on property dispositions and swaps	(37,135)	1,035	(37,385)	4,063
	9,996	35,972	91,037	115,273
NET PROFIT BEFORE FINANCE AND TAXES	43,029	1,984	77,159	32,786
Finance expenses (note 11)	3,783	2,631	10,758	7,513
NET PROFIT (LOSS) BEFORE TAXES	39,246	(647)	66,401	25,273
TAXES				
Deferred tax expense (recovery) (note 10)	9,793	(32)	16,921	6,753
NET PROFIT (LOSS) AND COMPREHENSIVE INCOME	29,453	(615)	49,480	18,520
Net profit (loss) per share (note 12)				
Basic	$0.27	($0.01)	$0.46	$0.17
Diluted	$0.25	($0.01)	$0.43	$0.17

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

For the nine months ended September 30,

(unaudited, expressed in Canadian dollars)

($000s)	2013	2012
SHAREHOLDERS' CAPITAL		
Common shares		
Balance, beginning of period	$ 371,576	$ 370,048
Issued on exercise of share options	2,254	429
Issued on settlement of convertible debentures (note 7)	5,021	-
Contributed surplus transferred on exercised options	843	187
Balance, end of period	379,694	370,664
EQUITY COMPONENT OF CONVERTIBLE DEBENTURES		
Balance, beginning of period	4,378	4,378
Adjustment for settlement of convertible debentures (note 7)	(563)	-
Balance, end of period	3,815	4,378
CONTRIBUTED SURPLUS (note 8)		
Balance, beginning of period	37,284	33,882
Share-based compensation expense	2,296	3,053
Adjustment of share-based compensation expense		
for forfeitures of unvested share options	(161)	(172)
Transfer to share capital for exercised options	(843)	(187)
Balance, end of period	38,576	36,576
RETAINED EARNINGS (DEFICIT)		
Balance, beginning of period	(32,132)	(59,903)
Adjustment for settlement of convertible debentures (note 7)	137	-
Net profit	49,480	18,520
Balance, end of period	17,485	(41,383)
TOTAL SHAREHOLDERS' EQUITY	$ 439,570	$ 370,235

See accompanying notes to the condensed consolidated financial statements.

BELLATRIX EXPLORATION LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the three and nine months ended September 30,
(unaudited, expressed in Canadian dollars)

($000s)	Three months ended September 30, 2013	Three months ended September 30, 2012	Nine months ended September 30, 2013	Nine months ended September 30, 2012
Cash provided by (used in):				
CASH FLOW FROM (USED IN) OPERATING ACTIVITIES				
Net profit (loss)	$ 29,453	$ (615)	$ 49,480	$ 18,520
Adjustments for:				
Depletion and depreciation	20,564	17,953	58,531	57,125
Finance expenses (note 11)	669	564	1,907	1,700
Share-based compensation (note 8)	2,314	945	4,005	2,505
Unrealized (gain) loss on commodity contracts	4,344	6,763	10,651	(9,493)
Loss (gain) on property dispositions and swaps (note 5)	(37,135)	1,035	(37,385)	4,063
Deferred tax expense (recovery) (note 10)	9,793	(32)	16,921	6,753
Funds flow from operations	30,002	26,613	104,110	81,173
Decommissioning costs incurred	(287)	(196)	(834)	(559)
Realization of imputed interest costs for settlement of convertible debentures (note 7)	(226)	-	(226)	-
Change in non-cash working capital (note 9)	(4,420)	(1,610)	(12,843)	(3,293)
	25,069	24,807	90,207	77,321
CASH FLOW FROM (USED IN) FINANCING ACTIVITIES				
Issuance of share capital	2,063	193	2,254	429
Advances from loans and borrowings	192,810	96,074	664,840	360,849
Repayment of loans and borrowings	(247,517)	(105,707)	(658,592)	(312,908)
Obligations under finance lease	(366)	(126)	(1,058)	(364)
Realization of imputed interest costs for settlement of convertible debentures (note 7)	226	-	226	-
Change in non-cash working capital (note 9)	2,674	(1,086)	2,911	(1,965)
	(50,110)	(10,652)	10,581	46,041
CASH FLOW FROM (USED IN) INVESTING ACTIVITIES				
Expenditure on exploration and evaluation assets	(912)	(2,012)	(7,873)	(5,248)
Additions to property, plant and equipment	(48,540)	(37,828)	(179,887)	(127,052)
Proceeds on sale of property, plant and equipment	54,242	4,325	54,236	6,670
Change in non-cash working capital (note 9)	20,251	21,360	32,736	2,268
	25,041	(14,155)	(100,788)	(123,362)
Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -
Cash paid:				
Interest	$ 2,042	$ 1,576	$ 4,212	$ 4,751
Taxes	-	-	-	-

See accompanying notes to the condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, expressed in Canadian dollars)

1. CORPORATE INFORMATION

Bellatrix Exploration Ltd. (the "Company" or "Bellatrix") is a growth oriented, public exploration and production company.

2. BASIS OF PREPARATION

a. Statement of compliance

These condensed consolidated financial statements ("interim financial statements") were authorized by the Board of Directors on November 6, 2013. The Company prepared these interim financial statements in accordance with IAS 34 Interim Financial Reporting under IFRS. The interim financial statements do not include all information and disclosures normally provided in annual financial statements and should be read in conjunction with the Company's 2012 audited annual financial statements, available at www.sedar.com. The Company has prepared these interim financial statements using the same significant accounting policies, critical judgments, accounting estimates and methods of computation applied in the 2012 audited annual financial statements, except as noted below.

b. Change in accounting policies

On January 1, 2013, the Company adopted new standards with respect to consolidations (IFRS 10), joint arrangements (IFRS 11), disclosure of interests in other entities (IFRS 12), fair value measurements (IFRS 13), and amendments to financial instrument disclosures (IFRS 7). The adoption of these standards had no impact on the amounts recorded in the consolidated financial statements as at January 1, 2013 or on the comparative periods.

c. Basis of measurement

The condensed consolidated financial statements are presented in Canadian dollars, the Company's functional currency, and have been prepared on the historical cost basis except for derivative financial instruments and liabilities for cash-settled share-based payment arrangements measured at fair value. The condensed consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality.

3. RESTRICTED CASH

Restricted cash represents funds advanced by a certain joint venture partner for specific future drilling projects. These funds are released for general purposes as each project reaches a predetermined progress point.

4. EXPLORATION AND EVALUATION ASSETS

($000s)

Cost		
Balance, December 31, 2011	$	33,089
Additions		17,118
Transfer to oil and natural gas properties		(10,301)
Disposals [1]		(1,729)
Balance, December 31, 2012		38,177
Additions		7,873
Transfer to oil and natural gas properties		(3,760)
Disposals [1]		(4,833)
Balance, September 30, 2013	$	37,457

(1) Disposals include swaps.

5. PROPERTY, PLANT AND EQUIPMENT

($000s)

	Oil and natural gas properties	Office furniture and equipment	Total
Cost			
Balance, December 31, 2011	$ 657,315	$ 2,503	$ 659,818
Additions	194,442	299	194,741
Transfer from exploration and evaluation assets	10,301	-	10,301
Disposals [(1)]	(10,950)	-	(10,950)
Balance, December 31, 2012	851,108	2,802	853,910
Additions	176,056	4,988	181,044
Transfer from exploration and evaluation assets	3,760	-	3,760
Farmout wells	3,895	-	3,895
Disposals [(1)]	(16,579)	(487)	(17,066)
Balance, September 30, 2013	$ 1,018,240	$ 7,303	$ 1,025,543
Accumulated Depletion, Depreciation and Impairment losses			
Balance, December 31, 2011	$ 174,250	$ 1,267	$ 175,517
Charge for time period	75,466	254	75,720
Impairment loss	14,760	60	14,820
Disposals [(1)]	(1,906)	-	(1,906)
Balance, December 31, 2012	$ 262,570	$ 1,581	$ 264,151
Charge for time period	58,094	437	58,531
Disposals [(1)]	(834)	(267)	(1,101)
Balance, September 30, 2013	$ 319,830	$ 1,751	$ 321,581

[(1)] Disposals include swaps.

Carrying amounts			
At December 31, 2012	$ 588,538	$ 1,221	$ 589,759
At September 30, 2013	$ 698,410	$ 5,552	$ 703,962

Bellatrix has included $462.6 million (2012: $371.9 million) for future development costs and excluded $41.8 million (2012: $34.8 million) for estimated salvage from the depletion calculation for the three months ended September 30, 2013.

For the nine month period ended September 30, 2013, the Company capitalized $3.9 million (2012: $3.2 million) of general and administrative expenses, and $1.1 million (2012: $1.2 million) of share-based compensation expense directly related to exploration and development activities.

Bellatrix's credit facilities are secured against all of the assets of the Corporation by a $400 million debenture containing a first ranking floating charge and security interest. The Corporation has provided a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances.

6. LONG-TERM DEBT

($000s)	September 30, 2013	December 31, 2012
Operating facility	$ 14,295	$ 4,047
Revolving term facility	125,000	129,000
Balance, end of period	$ 139,295	$ 133,047

As of September 30, 2013, the Company's credit facilities consist of a $45 million demand operating facility provided by a Canadian bank and a $210 million extendible revolving term credit facility provided by two Canadian banks and a Canadian financial institution.

The revolving period for the revolving term credit facility will end on June 24, 2014, unless extended for a further 364 day period. Should the facility not be extended it will convert to a non-revolving term facility with the full amount outstanding due 366 days after the last day of the revolving period of June 24, 2014. The borrowing base will be subject to re-determination on May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on November 30, 2013.

As at September 30, 2013, the Company had outstanding letters of credit totaling $0.5 million that reduce the amount otherwise available to be drawn on the syndicated facility.

As at September 30, 2013, the Company had approximately $115.7 million, or 45% of unused and available bank credit under its credit facilities. Bellatrix was fully compliant with all of its operating debt covenants.

7. **CONVERTIBLE DEBENTURES**

The following table sets forth a reconciliation of the convertible debentures:

Convertible debentures

($000s except number of debentures)		4.75%
Number of Debentures		
Balance, December 31, 2012		55,000
Debentures converted		(5,021)
Balance, September 30, 2013		**49,979**
Debt Component		
Balance, December 31, 2012	$	50,687
Debentures converted		(4,647)
Accretion		1,295
Balance, September 30, 2013	$	**47,335**
Equity Component		
Balance, December 31, 2012	$	4,378
Debentures converted		(563)
Balance, September 30, 2013	$	**3,815**

On September 4, 2013, the Company announced the issuance of a notice of redemption to holders of its then outstanding $55.0 million 4.75% convertible debentures, with the redemption date set as October 21, 2013. During September 2013, $5.021 million principal amount of convertible debentures was converted into an aggregate of 896,605 common shares of the Company. An increase to the retained earnings of $0.1 million was recognized in connection with the settlement of the convertible debentures during the third quarter of 2013. Subsequent to September 30, 2013, the remaining $49.979 million principal amount of convertible debentures was converted or redeemed in exchange for an aggregate of 8,898,243 common shares of the Company.

8. SHARE-BASED COMPENSATION PLANS

The following table provides a summary of the Company's share-based compensation plans for the nine months ended September 30, 2013:

($000s)

	Share Options	Deferred Share Units	Restricted Share Units	Performance Share Units	Total
Expense for the three months ended September 30, 2013 [1]	$ 330	$ 1,668	$ 220	$ 96	$ 2,314
Expense for the nine months ended September 30, 2013 [2]	$ 1,236	$ 2,453	$ 220	$ 96	$ 4,005
Liability balance, September 30, 2013	$ -	$ 4,181	$ 328	$ 149	$ 4,658

[1] The expense for share options is net of adjustments for forfeitures of $16 thousand, and capitalization of $0.2 million. The expense for restricted share units is net of capitalization of $0.1 million. The expense for performance share units is net of capitalization of $53 thousand.

[2] The expense for share options is net of forfeitures of $0.2 million, and capitalization of $0.9 million. The expense for restricted share units is net of capitalization of $0.1 million. The expense for performance share units is net of capitalization of $53 thousand.

The following table provides a summary of the Company's share-based compensation plans for the nine months ended September 30, 2012:

($000s)

	Share Options	Deferred Share Units	Restricted Share Units	Performance Share Units	Total
Expense for the three months ended September 30, 2012 [1]	$ 507	$ 438	$ -	$ -	$ 945
Expense for the nine months ended September 30, 2012 [2]	$ 1,680	$ 825	$ -	$ -	$ 2,505
Liability balance, September 30, 2012	$ -	$ 1,589	$ -	$ -	$ 1,589

[1] The expense for share options is net of adjustments for forfeitures of $55 thousand, and capitalization of $0.3 million.

[2] The expense for share options is net of adjustments for forfeitures of $0.2 million, and capitalization of $1.2 million.

a. Share Option Plan

During the nine months ended September 30, 2013, Bellatrix granted 778,000 (2012: 2,363,000) share options. The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the three month periods ended September 31, 2013 and 2012, and the weighted average assumptions used in their determination are as noted below:

	2013	2012
Inputs:		
Share price	7.16	3.40
Exercise price	7.16	3.40
Risk free interest rate (%)	1.4	1.1
Option life (years)	2.8	2.8
Option volatility (%)	47	54
Results:		
Weighted average fair value of each share option granted	2.28	1.23

Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2012: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.

The weighted average trading price of the Company's common shares on the TSX for the three and nine months ended September 30, 2013 was $7.19 (2012: $3.54), and $6.25 (2012: $4.35), respectively.

The following tables summarize information regarding Bellatrix's Share Option Plan:

Share Options Continuity

	Weighted Average Exercise Price	Number
Balance, December 31, 2012	$ 3.46	9,420,451
Granted	$ 7.16	778,000
Exercised	$ 2.97	(759,219)
Forfeited and cancelled	$ 4.45	(228,003)
Balance, September 30, 2013	$ 3.79	9,211,229

As of September 30, 2013, a total of 10,952,460 share options were reserved, leaving an additional 1,741,231 available for future grants.

Share Options Outstanding, September 30, 2013

	Outstanding			Exercisable	
Exercise Price	At September 30, 2013	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At September 30, 2013	Exercise Price
$ 0.65 - $ 1.45	572,947	$ 1.01	0.6	572,947	$ 1.01
$ 1.46 - $ 1.99	1,074,004	$ 1.63	0.5	1,074,004	$ 1.63
$ 2.00 - $ 3.36	1,202,775	$ 2.41	1.7	916,107	$ 2.18
$ 3.37 - $ 3.84	1,484,000	$ 3.42	3.6	502,992	$ 3.44
$ 3.85 - $ 4.72	1,944,001	$ 3.93	2.0	1,635,333	$ 3.89
$ 4.73 - $ 5.50	2,170,502	$ 5.28	2.8	1,310,481	$ 5.28
$ 5.51 - $ 7.74	763,000	$ 7.17	4.9	-	-
$ 0.65 - $ 7.74	9,211,229	$ 3.79	2.4	6,011,864	$ 3.22

b. **Deferred Share Unit Plan**

During the nine months ended September 30, 2013, the Company granted 122,076 (2012: 246,225) DSUs, and had 530,600 DSUs outstanding as at September 30, 2013 (2012: 405,451).

c. **Restricted and Performance Share Unit Plan**

On August 7, 2013, the Directors of Bellatrix approved a Restricted and Performance Share Unit Plan ("the Plan") where the Company may grant Restricted Share Units ("RSUs") and Performance Share Units ("PSUs") to officers, employees, and service providers. RSUs granted to employees vest in equal annual amounts over the course of three years. Each RSU entitles its holder to receive a cash payment or common shares equal to the weighted average trading price of the Company's shares trading on the TSX for the five trading days preceding its vesting date or, if and once approved by the TSX and shareholders of the Company, at the Company's discretion, common shares of the Company equal to the nominal number of Common Shares represented by the RSUs. It is the Company's intention that the RSUs will be settled in cash. Unvested RSUs are forfeited at the time the holder's employment with the Company ends, except on death in which case they vest. Outstanding RSUs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company's shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company's Statements of Comprehensive Income. The fair value of the outstanding RSUs is recognized as a liability included as part of accounts payable on the Company's Balance Sheet.

During the nine months ended September 30, 2013, the Company granted 508,300 (2012: nil) RSUs, and had 508,300 RSUs outstanding as at September 30, 2013 (2012: nil). PSUs vest on the third anniversary date.

Each PSU entitles its holder to receive a cash payment or common shares equal to the weighted average trading price of the Company's shares trading on the TSX for the five trading days preceding its vesting date or, if and once approved by the TSX and shareholders of the Company, at the Company's discretion, common shares of the Company equal to the nominal number of Common Shares represented by the PSUs, in each case multiplied by a payout multiplier determined by the Company's Board of Directors based on determined corporate performance measures. It is the Company's intention that the PSUs will be settled in cash. Unvested PSUs are forfeited at the time the holder's employment with the Company ends. Outstanding PSUs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company's shares on the TSX for the five trading days preceding period end. The revaluation is captured as part of share-based compensation expense included in the Company's Statements of Comprehensive Income. The fair value of the outstanding PSUs is recognized as a liability included in accounts payable on the Company's Balance Sheet.

During the nine months ended September 30, 2013, the Company granted 470,700 (2012: nil) PSUs, and had 470,700 PSUs outstanding as at September 30, 2013 (2012: nil).

9. SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-cash Working Capital

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2013	2012	2013	2012
Changes in non-cash working capital items:				
Restricted cash	$ (2,945)	$ -	$ (2,945)	$ -
Accounts receivable	3,983	787	756	9,110
Deposits and prepaid expenses	1,643	677	(1,291)	(1,447)
Accounts payable and accrued liabilities	15,824	17,200	26,284	(10,653)
	18,505	$ 18,664	$ 22,804	$ (2,990)
Changes related to:				
Operating activities	$ (4,420)	$ (1,610)	$ (12,843)	$ (3,293)
Financing activities	2,674	(1,086)	2,911	(1,965)
Investing activities	20,251	21,360	32,736	2,268
	$ 18,505	$ 18,664	$ 22,804	$ (2,990)

10. INCOME TAXES

Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia and Saskatchewan as the Company operates in those jurisdictions.

Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at September 30, 2013, Bellatrix had approximately $615 million in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $10 million that expire in years through 2027.

11. FINANCE INCOME AND EXPENSES

($000s)	Three months ended September 30,		Nine months ended September 30,	
	2013	**2012**	**2013**	**2012**
Finance expense				
Interest on long-term debt	$ 2,455	$ 1,408	$ 6,897	$ 3,852
Interest on convertible debentures	659	659	1,954	1,961
Accretion on convertible debentures	446	409	1,295	1,193
Accretion on decommissioning liabilities	223	155	612	507
	669	564	1,907	1,700
Finance expense	$ 3,783	$ 2,631	$ 10,758	$ 7,513

12. PER SHARE AMOUNTS

The calculation of basic earnings per share for the three and nine months ended September 30, 2013 was based on a net profit of $29.5 million (2012: net loss of $0.6 million) and a net profit of $49.5 million (2012: net profit of $18.5 million), respectively.

	Three months ended September 30,		Nine months ended September 30,	
	2013	**2012**	**2013**	**2012**
Basic common shares outstanding	109,524,598	107,606,884	109,524,598	107,606,884
Fully dilutive effect of:				
Share options outstanding	9,211,229	9,499,007	9,211,229	9,499,007
Shares issuable for convertible debentures	8,924,824	9,821,429	8,924,824	9,821,429
Fully diluted common shares outstanding	127,660,651	126,927,320	127,660,651	126,927,320
Weighted average shares outstanding	108,252,748	107,527,718	108,019,795	107,479,907
Dilutive effect of share options and convertible debentures [(1)]	12,903,639	-	12,210,555	1,631,585
Diluted weighted average shares outstanding	121,156,387	107,527,718	120,230,350	109,111,492

(1)   For the three month period ending September 30, 2013, a total of 3,978,815 (2012: nil) share options were included in the calculation as they were dilutive, and 8,924,824 (2012: nil) common shares issuable pursuant to the conversion of the convertible debentures were also included in the calculation as they were dilutive. As a consequence, a total of $0.8 million (2012: nil) for interest and accretion expense (net of income tax effect) was added to the numerator for the calculation.

For the nine month period ending September 30, 2013, a total of 3,285,731 (2012: 1,631,585) share options were included in the calculation as they were dilutive, and 8,924,824 (2012: nil) common shares issuable pursuant to the conversion of the convertible debentures were also included in the calculation as they were dilutive. As a consequence, a total of $2.4 million (2012: nil) for interest and accretion expense (net of income tax effect) was added to the numerator for the calculation.

13. COMMITMENTS

As at September 30, 2013, Bellatrix committed to drill 3 gross (1.75 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated cost of approximately $6.3 million.

In addition, Bellatrix entered into two joint operating agreements during the 2011 year and an additional joint operation agreement during 2012. The agreements include a minimum commitment for the Company to drill a specified number of wells each year over the term of the individual agreements. The details of these agreements are provided in the table below:

Joint Operating Agreement	Feb. 1, 2011	Aug. 4, 2011	Dec. 14, 2012
Commitment Term	2011 to 2015	2011 to 2016	2014 to 2018
Minimum wells per year (gross and net)	3	5 to 10	2
Minimum total wells (gross and net)	15	40	10
Estimated total cost *($000s)*	$ 52.5	$ 140.0	$ 35.0
Remaining wells to drill at September 30, 2013	-	26	9
Remaining estimated total cost *($000s)*	$ -	$ 91.0	$ 31.5

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture and the Daewoo and Devonian Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will also satisfy some of the drilling commitments under the joint operating agreements described above.

Joint Venture Agreement	Grafton	Daewoo and Devonian
Commitment Term	2013 to 2015	2013 to 2016
Minimum total wells (gross)	58	70
Minimum total wells (net)	10.44	23.4
Estimated total cost *($000s) (gross)*	$ 244.0	$ 200.0
Estimated total cost *($000s) (net)*	$ 44.0	$ 86.7
Remaining wells to drill at September 30, 2013 (gross)	52	65
Remaining wells to drill at September 30, 2013 (net)	9.36	22.00
Remaining estimated total cost *($000s) (gross)*	$ 218.8	$ 186.2
Remaining estimated total cost *($000s) (net)*	$ 39.4	$ 81.0

Bellatrix will also have drilling commitments related to the recently announced Troika joint venture as disclosed in note 16(c). Some of these drilling commitments are expected to be satisfied in conjunction with drilling commitments relating to the Joint Operation Agreements noted above. Bellatrix's net capital commitment to the $240 million Troika joint venture is $120.0 million.

14. FINANCIAL RISK MANAGEMENT

a. Credit risk

As at September 30, 2013, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	7,242	2,359	9,601
Amounts due from government agencies	3,312	659	3,971
Revenue and other accruals	22,262	4,421	26,683
Cash call receivables	-	21	21
Less: Allowance for doubtful accounts	-	(240)	(240)
Total accounts receivable	**32,816**	**7,220**	**40,036**
Less:			
Accounts payable due to same partners	-	(87)	(87)
Subsequent receipts to October 31, 2013	(19,920)	(475)	(20,395)
	12,896	6,658	19,554

Amounts due from government agencies include GST and royalty adjustments. Accounts payable due to same partners includes amounts which may be available for offset against certain receivables.

Cash calls receivables consist of advances paid to joint interest partners for capital projects.

The carrying amount of accounts receivable and derivative assets represents the maximum credit exposure.

b. Liquidity risk

The following are the contractual maturities of liabilities as at September 30, 2013:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	4-5 Years	More than 5 years
Accounts payable and accrued liabilities [1]	$ 79,985	$ 79,985	$ -	$ -	$ -
Long-term debt – principal [2]	139,295	-	139,295	-	-
Convertible debentures – principal	47,335	47,335	-	-	-
Convertible debentures – interest [3]	137	137	-	-	-
Commodity contract liability	10,477	8,664	1,813	-	-
Decommissioning liabilities [4]	43,784	-	9,130	4,657	29,997
Finance lease obligation	13,498	1,476	3,181	2,866	5,975
Total	$ 334,511	$ 137,597	$ 153,419	$ 7,523	$ 35,972

[1] Includes $1.1 million of accrued coupon interest payable in relation to the 4.75% Debentures and $0.2 million of accrued interest payable in relation to the credit facilities is included in Accounts Payable and Accrued Liabilities.

[2] Bank debt is based on a revolving term which is reviewed annually and converts to a 366 day non-revolving facility if not renewed. Interest due on the bank credit facility is calculated based upon floating rates.

[3] The 4.75% Debentures outstanding at September 30, 2013 bear interest at a coupon rate of 4.75%. The remaining outstanding convertible debentures were converted or redeemed by October 21, 2013. .

[4] Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company's properties (between 2014 and 2053).

c. Commodity Price Risk

The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.

As at September 30, 2013, the Company has entered into commodity price risk management arrangements as follows:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Crude oil fixed	January 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 94.50 CDN	$ 94.50 CDN	WTI
Crude oil fixed	July 1, 2013 to Dec. 31, 2013	1,500 bbl/d	$ 96.87 CDN	$ 96.87 CDN	WTI
Crude oil fixed	August 1, 2013 to Dec. 31, 2013	1,000 bbl/d	$ 106.02 CDN	$ 106.02 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 94.00 CDN	$ 94.00 CDN	WTI
Crude oil fixed	January 1, 2014 to Dec. 31, 2014	1,500 bbl/d	$ 95.22 CDN	$ 95.22 CDN	WTI
Crude oil call option	January 1, 2014 to Dec. 31, 2014	3,000 bbl/d	-	$ 105.00 US	WTI
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	20,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to Oct. 31, 2013	10,000 GJ/d	$ 3.095 CDN	$ 3.095 CDN	AECO
Natural gas fixed	Feb. 1, 2013 to Dec. 31, 2013	10,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO
Natural gas fixed	April 1, 2013 to June 30, 2014	15,000 GJ/d	$ 3.05 CDN	$ 3.05 CDN	AECO

15. FAIR VALUE

The Company's financial instruments as at September 30, 2013 include accounts receivable, deposits, commodity contract asset, accounts payable and accrued liabilities, long-term debt and convertible debentures. The fair value of accounts receivable, deposits, accounts payable and accrued liabilities approximate their carrying amounts due to their short-terms to maturity.

The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair value of commodity contracts as at September 30, 2013 was a net liability of $10.5 million (2012: $1.1 million net liability). The commodity contracts are classified as level 2 within the fair value hierarchy.

($000s)	September 30, 2013	September 30, 2012
Commodity contract asset	$ -	$ 1,420
Commodity contract liability	(10,477)	(2,559)
Net commodity contract asset (liability)	**$ (10,477)**	**$ (1,139)**

Long-term bank debt bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.

The fair value of the 4.75% Debentures of $66.9 million is based on exchange traded values. The 4.75% Debentures are classified as level 1 within the fair value hierarchy.

16. SUBSEQUENT EVENTS

a. Acquisition of Angle Energy Inc.

On October 15, 2013, the Company announced that it has entered into an agreement (the "Arrangement Agreement") with Angle Energy Inc. ("Angle") providing for the acquisition by Bellatrix of all the issued and outstanding Angle common shares pursuant to a plan of arrangement (the "Transaction") under the *Business Corporations Act* (Alberta) (the "Arrangement").

Under the terms of the Transaction, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash; or (ii) 0.4734 of a Bellatrix common share (a "Bellatrix Share"), subject to the cash amount payable to Angle shareholders equaling $69.7 million and thus subject to prorating. The aggregate Transaction value is approximately $576 million based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million (after taking into account $16.0 million of Transaction costs and costs related to termination of outstanding Angle options and vested restricted share units ("RSUs"), severance costs and premium that may be paid on the Angle Debentures).

Assuming that no Angle options (of which as of October 18, 2013, 1,857,612 are in-the-money based on the cash offer of $3.85) are exercised for Angle Shares and 902,179 restricted share units are exercised for Angle Shares, Bellatrix will issue an aggregate 30,226,413 Bellatrix Shares pursuant to the Arrangement.

Pursuant to the Arrangement, if approved by holders of the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), holders of the Angle Debentures will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

All directors and officers of Angle, representing 8.3% of the issued and outstanding Angle Shares, have entered into support agreements with Bellatrix pursuant to which they have agreed to vote their Angle Shares and Angle Debentures, as applicable, in favour of the Transaction.

The board of directors of Bellatrix has approved the Transaction and recommended that shareholders of Bellatrix vote in favour of the issuance of the Bellatrix Shares pursuant to the Transaction. All of the directors and officers of Bellatrix, representing 2.2% of the issued and outstanding Bellatrix Shares have entered into agreements with Angle pursuant to which they have agreed to vote their Bellatrix Shares in favour of the Transaction.

A joint management information circular and proxy statement outlining the details of the Arrangement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held on December 10, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

The Arrangement Agreement provides that the completion of the Transaction is subject to certain conditions, including the receipt of all required regulatory approvals, including the approval of the TSX and the NYSE MKT stock exchange, the approval of the shareholders of Bellatrix, the approval of holders of Angle Shares including, if applicable, the approval of disinterested shareholders, and the approval of the Court of Queen's Bench of Alberta.

A joint management information circular and proxy statement outlining the details of the Arrangement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held in mid-December, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix Shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

b. **Bought Deal Financing**

On November 5, 2013, Bellatrix closed a bought deal financing of 21,875,000 Bellatrix Shares at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175.0 million through a syndicate of underwriters (the "Offering"). Bellatrix has granted to the underwriters an option (the "Over-Allotment Option"), exercisable in whole or in part at any time until 30 days following the closing of the Offering, to purchase up to an additional 3,281,250 Bellatrix Shares at a price of $8.00 per Bellatrix Share for additional gross proceeds of up to $26.25 million on the same terms and conditions of the Offering.

Proceeds of the Offering were initially to be used to temporarily repay a portion of the indebtedness of Bellatrix under its credit facilities and are now available to be redrawn to fund the cash portion of the purchase price for the acquisition of the Angle Shares and the acquisition of the Angle Debentures pursuant to the Transaction, and a portion of Bellatrix's obligations under the Troika Joint Venture described below.

After the Angle Acquisition and after giving effect to the Offering (prior to exercise of the Over-Allotment Option) and the issuance of Bellatrix Shares upon the redemption or conversion of Bellatrix's 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 to fully satisfy the principal amount and interest on such debentures, Bellatrix will have 170,534,257 Bellatrix Shares outstanding.

c. **Troika Joint Venture**

On October 15, 2013, the Company announced it has entered into a $240 million joint venture partnership (the "Troika Joint Venture") with TCA Energy Ltd. ("TCA"). TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Pursuant to the agreement forming the Troika Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing.

Certain conditions precedent to closing, including Korean governmental regulatory approvals, are expected to be satisfied or waived to enable closing to occur on or before November 15, 2013.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares and convertible debentures of Bellatrix trade on the Toronto Stock Exchange ("TSX") under the symbols BXE and BXE.DB.A, respectively, and the common shares of Bellatrix trade on the NYSE MKT under the symbol BXE. For further information, please contact:

Raymond G. Smith, P.Eng., President and CEO (403) 750-2420
or
Edward J. Brown, CA, Executive Vice President and CFO (403) 750-2655
or
Brent A. Eshleman, P.Eng., Executive Vice President (403) 750-5566
or
Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.
1920, 800 – 5th Avenue SW
Calgary, Alberta, Canada T2P 3T6
Phone: (403) 266-8670
Fax: (403) 264-8163
www.bellatrixexploration.com